Exhibit 99.2

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

April 26, 2011

OFFER TO PURCHASE FOR CASH

all of the outstanding common shares

(together with associated rights issued under

the shareholder rights plan) of

EQUINOX MINERALS LIMITED

by BARRICK CANADA INC.

a wholly-owned subsidiary of

BARRICK GOLD CORPORATION

at a price of Cdn.$8.15 in cash per common share

Barrick Canada Inc. (the “Offeror”), a corporation wholly-owned by Barrick Gold Corporation (“Barrick”), hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Equinox Minerals Limited (“Equinox”) (including those common shares that are represented by CHESS Depositary Interests (“CDIs”) but other than common shares directly or indirectly owned by the Offeror or any of its affiliates), together with the associated rights (the “SRP Rights”) issued and outstanding under the Shareholder Rights Plan (as defined herein) of Equinox (collectively, the “Shares”) and any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein) upon the conversion, exchange or exercise of options (the “Options”) under Equinox’s Stock Option Plan (as defined herein) or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than the SRP Rights), at a price of Cdn.$8.15 in cash per Share.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on June 1, 2011 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Board of Directors of Equinox (the “Equinox Board”), after consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Equinox and holders of Shares (the “Shareholders”) and, accordingly, the Equinox Board has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer.

The Shares are listed on the Toronto Stock Exchange (the “TSX”) and are also listed and trade in the form of CDIs on the Australian Securities Exchange (“ASX”), in each case under the stock symbol “EQN”. The Offer represents a 30% premium based on Equinox’s closing Share price on the TSX on February 25, 2011 (the last trading day before Equinox announced its intention to make a take-over bid for the common shares of Lundin Mining Corporation). The Offer also represents a 16% premium over the per Share price under the offer for Equinox proposed by Minmetals Resources Limited on April 3, 2011.

The Dealer Managers for the Offer are:

In Canada	In the United States
RBC Dominion Securities Inc.	Morgan Stanley & Co. Incorporated
Morgan Stanley Canada Limited	RBC Capital Markets, LLC

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

North American Toll Free Number: 1-866-656-3731

Australia Toll Free Number: 1300-572-080

Overseas: +61 3 9415 4318

International Collect (outside North America): 1-781-575-2168

Email: askus@georgeson.com

The Offeror, Barrick and Equinox entered into a support agreement on April 24, 2011 pursuant to which, among other things, the Offeror has agreed to make the Offer and Equinox has agreed to support the Offer and not solicit any competing acquisition proposals. See Section 6 of the accompanying circular (the “Circular”), “Support Agreement”.

The Offer is conditional on, among other things, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which, together with Shares directly or indirectly owned by the Offeror or its affiliates, constitutes at least 66 2/3% of the Shares outstanding (calculated on a fully-diluted basis). This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time. The Offer is not subject to any financing condition.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificates representing such Shareholders’ Shares, as applicable, and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at the office of the Depositary in Toronto, Ontario, Canada specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book entry transfer of Shares set forth under Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”; or (ii) follow the procedures for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper).

Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders should instruct their brokers or other nominees promptly if they wish to tender.

Barrick and the Offeror have engaged RBC Dominion Securities Inc. and Morgan Stanley Canada Limited to act as dealer managers (the “Dealer Managers”) for the Offer. Barrick and the Offeror have engaged Georgeson Shareholder Communications Canada Inc. to act as information agent (the “Information Agent”) for the Offer. Questions and requests for assistance may be directed to the Depositary, the Dealer Managers or the Information Agent. Contact details for such persons are provided on the last page of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary, the Dealer Managers or the Information Agent at their addresses shown on the last page of this document. Copies of this document and related materials may also be accessed at www.sedar.com.

Holders of CDIs (“CDI Holders”) may accept the Offer only by instructing the CDI nominee, CHESS Depositary Nominees Pty Limited (the “CDI Nominee”) to accept the Offer on their behalf. Barrick and the Offeror will engage an Australian share registry (the “Australian Share Registry”) to receive and collate acceptances of the Offer from CDI Holders, to liaise with CDI Holders in relation to the Offer and to request the CDI Nominee to tender to the Offer. The name and contact information of the Australian Share Registry will be provided to CDI Holders. CDI Holders should contact their broker or the Australian Share Registry, for further information about their CDIs and the way in which to instruct the CDI Nominee to accept the Offer on their behalf. CDI Holders should refer to Section 3 of the Offer, “Manner of Acceptance – CDI Holders”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or make use of the services of a Dealer Manager or a member of the Soliciting Dealer Group (as defined in the Glossary contained herein) to accept the Offer.

All payments under the Offer will be made in Canadian dollars.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Barrick, the Depositary, the Information Agent or a Dealer Manager.

(i)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E as applicable to tender offers conducted under the U.S.-Canadian multijurisdictional disclosure system tender offer rules adopted by the SEC. The Offer is made in the United States with respect to securities of a Canadian foreign private issuer also in accordance with Canadian tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder.

Shareholders in the United States should be aware that the disposition of Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of the Circular, “Certain United States Income Tax Considerations”.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares other than pursuant to the Offer during the period of the Offer, as permitted by applicable Canadian securities laws or regulations. See Section 12 of the Offer, “Market Purchases and Sales of Shares”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Barrick is incorporated under the laws of the Province of Ontario, Canada, that each of the Offeror and Equinox is incorporated under the laws of Canada, that the majority of the officers and directors of Barrick, the Offeror and Equinox reside outside the United States and that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Barrick, the Offeror, Equinox and the other above-mentioned persons are located outside the United States.

NOTICE TO SHAREHOLDERS IN AUSTRALIA AND HOLDERS OF CHESS DEPOSITARY INTERESTS

The Offer is not regulated by Chapter 6 of the Corporations Act 2001 (Commonwealth of Australia), but rather pursuant to the applicable requirements of Canadian securities laws. Australian Shareholders and CDI Holders should be aware that these requirements may be different to those which apply to a takeover offer regulated by Australian law.

CDIs are units of beneficial ownership in the Shares. Legal title to the Shares represented by the CDIs is held by the CDI Nominee. That is, the CDI Nominee is a Shareholder for the purposes of the Offer. CDI Holders are not technically Shareholders for the purposes of the Offer but can instruct the CDI Nominee to accept the Offer on their behalf in respect of the Shares corresponding with the CDIs they hold. CDI Holders may only accept the Offer by giving an instruction to the CDI Nominee. The CDI Nominee is prohibited by the ASX Settlement Operating Rules from accepting the Offer in respect of particular Shares unless it is instructed to do so by the CDI Holder whose CDIs correspond with those Shares.

(ii)

To give an instruction to the CDI Nominee to accept the Offer on their behalf, CDI Holders who hold CDIs through: (i) Equinox’s Issuer Sponsored Subregister, should complete and sign the CDI Acceptance Form provided to CDI Holders and return it to the address noted on the form; or (ii) Equinox’s CHESS Subregister, should (a) if they are not a Participant, instruct their Controlling Participant (usually their broker) to initiate acceptance of the Offer on their behalf in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (b) if they are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (c) as an alternative to (a), complete and sign the CDI Acceptance Form and return it to the address noted on the form, in which case the Australian Share Registry will liaise with your Controlling Participant and request them to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules (each method, a “CDI Acceptance”). The Australian Share Registry will collate CDI Acceptances, present these to the CDI Nominee and request the CDI Nominee to accept the Offer on behalf of CDI Holders in respect of the relevant Shares. To enable the Australian Share Registry to carry out this process, CDI Acceptances must be received by the Australian Share Registry prior to the CDI Expiry Time (being 5:00 p.m. (Sydney time) on May 25, 2011, unless the Offer is extended).

CDI Holders should make such enquiries and take such actions as are necessary to ensure that the CDI Holder’s CDI Acceptance is received by the Australian Share Registry prior to the CDI Expiry Time. Holders of CDIs should contact their brokers, the Australian Share Registry or the CDI Nominee for further information.

CDI Holders should be aware that the disposition of Shares by them as described herein may have tax consequences both in Australia and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 18 of the Circular, “Certain Australian Federal Income Tax Considerations”.

Certain terms used in this notice are defined in the Glossary.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Shares and is not made for any Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights). Any holder of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares in order to acquire Shares and certificates representing such Shares and deposit such Shares in accordance with the terms of the Offer.

Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) will have certificates representing the Shares received upon such exercise, exchange or conversion, available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures described under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

It is a condition of the Offer that at or prior to the Expiry Time all outstanding Options will have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Barrick, acting reasonably.

The tax consequences to holders of Options or other securities of Equinox that are convertible into, or exchangeable or exercisable for Shares of exercising, exchanging or converting such securities is not described in the Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise, exchange or convert such Options or other securities.

CURRENCY

Unless otherwise indicated, all “Cdn.$” or “$” references in the Offer and Circular are to Canadian dollars, all “Au.$” references in the Offer and Circular are to Australian dollars, and all “U.S.$” references in the Offer and Circular are to U.S. dollars.

(iii)

The following tables set forth, for the periods indicated, certain information with respect to the rate of exchange for one Canadian dollar expressed in Australian and U.S. dollars, respectively.

	January 1 - April 21, 2011	Year Ended December 31,
Cdn.$1 to Au.$	2011 YTD	2010	2009	2008
Average Rate for Period(1)	1.0061	1.0559	1.1149	1.1109
Rate at End of Period(2)	0.9776	0.9823	1.0644	1.1696

	January 1 - April 21, 2011	Year Ended December 31,
Cdn.$1 to U.S.$	2011 YTD	2010	2009	2008
Average Rate for Period(1)	1.0197	0.9709	0.8757	0.9381
Rate at End of Period(2)	1.0505	1.0054	0.9555	0.8166

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.

As at April 25, 2011, the last trading day prior to the date of the Offer, the Bank of Canada noon rate of exchange for one Canadian dollar expressed in Australian or U.S. dollars was Cdn.$1.00 = Au.$0.9780 or U.S.$1.0481.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in the accompanying Offer and Circular, including information in Section 7 of the Circular, “Purpose of the Offer and Plans for Equinox”, and Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”, and any other information contained herein as to Barrick’s or the Offeror’s strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance of Barrick management, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick and the Offeror caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick and the Offeror to be materially different from Barrick’s and the Offeror’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as fuel and electricity); inaccuracies or material omissions in Equinox’s publicly available information or the failure by Equinox to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information; the ability of Barrick and the Offeror to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the United States, Canada, Zambia, Saudi Arabia or elsewhere; the need to obtain permits and comply with laws and regulations and other regulatory requirements; operating or technical difficulties in connection with mining or development activities; availability and costs associated with mining inputs and labor; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Barrick’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities at www.sedar.com and Form 40-F on file with the SEC at www.sec.gov.

Unless otherwise indicated, the information concerning Equinox contained herein has been taken from or is based upon Equinox’s and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror and Barrick have no knowledge that would indicate that any statements contained herein relating to Equinox, taken from or based on such documents and records are untrue or incomplete, neither the Offeror, Barrick nor any of their respective directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Equinox to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror or Barrick.

Barrick and the Offeror disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.

(iv)

(v)

SUMMARY OF THE OFFER

The following is a summary only and is not meant to be a substitute for the information contained in the Offer and the Circular. Therefore, Shareholders are urged to read the Offer and the Circular in their entirety. Certain terms used in this Summary are defined in the Glossary. Unless otherwise indicated, the information concerning Equinox contained herein and in the Offer and the Circular has been taken from or is based upon Equinox’s publicly available documents and records on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror and Barrick have no knowledge that would indicate that any statements contained herein relating to Equinox, taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, Barrick nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Equinox to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information, but that are unknown to the Offeror and Barrick. Unless otherwise indicated, information concerning Equinox is given as of December 31, 2010.

The Offer

The Offeror is offering to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding Shares (including those Shares that are represented by CDIs but other than Shares directly or indirectly owned by the Offeror or its affiliates), together with SRP Rights and any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights), at a price of Cdn.$8.15 in cash per Share.

The Offer is made only for Shares and is not made for any Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights). Any holder of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares in order to acquire Shares and obtain certificates representing such Shares and deposit such Shares in accordance with the terms of the Offer.

The Offer represents a 30% premium based on Equinox’s closing Share price on the TSX on February 25, 2011 (the last trading day before Equinox announced its intention to make a take-over bid for the common shares of Lundin). The Offer also represents a 16% premium over the per Share price under the offer for Equinox proposed by Minmetals Resources Limited on April 3, 2011.

The obligation of Barrick to take up and pay for Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Barrick and the Offeror

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. Barrick has operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. Barrick’s principal products and sources of earnings are gold and copper. See Section 1 of the Circular, “Barrick and the Offeror”.

The Offeror was incorporated under the laws of Canada on April 4, 2011 and it filed articles of amendment on April 25, 2011 to change its name to Barrick Canada Inc. The Offeror has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is a wholly-owned subsidiary of Barrick. See Section 1 of the Circular, “Barrick and the Offeror”.

Equinox

Equinox is an international mining and exploration company. Equinox is currently focused on operating its 100% owned Lumwana mine and the construction of the Jabal Sayid copper-gold project. Equinox is currently in the process of completing the acquisition of the remaining 30% interest in Jabal Sayid from its former joint venture partners. See Section 2 of the Circular, “Equinox”.

Recommendation of the Equinox Board

The Equinox Board, after consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Equinox and the Shareholders and, accordingly, the Equinox Board has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer. For further information, see the Circular, including Section 6 of the Circular, “Support Agreement”.

Support Agreement

On April 24, 2011, Equinox entered into the Support Agreement with Barrick and the Offeror which sets out, among other things, the terms and conditions upon which the Offer is to be made. Pursuant to the Support Agreement, Equinox has agreed to support the Offer and not solicit any competing Acquisition Proposals. See Section 6 of the Circular, “Support Agreement”.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on June 1, 2011 or such later time or times and date or dates as may be fixed by the Offeror from time to time, unless the Offer is withdrawn by the Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under Section 5 of the Offer, “Extension, Variation or Change in the Offer”. CDI Acceptances must be received by the Australian Share Registry prior to the CDI Expiry Time (being 5:00 p.m. (Sydney time) on May 25, 2011, unless the Offer is extended).

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificates representing such Shareholder’s Shares, as applicable, and all other required documents with the Depositary at the offices of the Depositary in Toronto, Ontario, Canada specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit Shares pursuant to the Offer and: (a) the certificates representing such Shareholder’s Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Shares on a timely basis, or (c) the certificates and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares (including SRP Rights) may nevertheless be deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on GREEN paper) or a manually executed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message, as applicable, are received by the Depositary.

Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders should instruct their brokers or other nominees promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer.

Shareholders should contact the Depositary, the Information Agent, the Dealer Managers or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

CDI Holders may only accept the Offer by giving an instruction to the CDI Nominee. To give such an instruction, CDI Holders who hold CDIs through: (i) Equinox’s Issuer Sponsored Subregister, should complete and sign the CDI Acceptance Form provided to CDI Holders and return it to the address noted on the form; or (ii) Equinox’s CHESS Subregister, should (a) if they are not a Participant, instruct their Controlling Participant (usually their broker) to initiate acceptance of the Offer on their behalf in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (b) if they are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (c) as an alternative to (a), complete and sign the CDI Acceptance Form and return it to the address noted on the form, in which case the Australian Share Registry will liaise with your Controlling Participant and request them to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules. The Australian Share Registry will collate CDI Acceptances, present these to the CDI Nominee and request the CDI Nominee to accept the Offer on behalf of CDI Holders in respect of the relevant Shares. To enable the Australian Share Registry to carry out this process, CDI Acceptances must be received by the Australian Share Registry prior to the CDI Expiry Time (being 5:00 p.m. (Sydney time) on May 25, 2011, unless the Offer is extended).

Purpose of the Offer and Plans for Equinox

The purpose of the Offer is to enable the Offeror to acquire (and Barrick to acquire indirectly through the Offeror) all of the outstanding Shares of Equinox. See Section 7 of the Circular, “Purpose of the Offer and Plans for Equinox” and Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer” are satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is conditional on, among other things, there having been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which, together with Shares directly or indirectly owned by the Offeror or its affiliates, constitutes at least 66 2/3% of the Shares outstanding (calculated on a fully-diluted basis). See Section 4 of the Offer, “Conditions of the Offer”.

Take-Up and Payment for Deposited Shares

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, at or prior to the Expiry Time, the Offeror will take up and pay for all Shares validly deposited under the Offer and not properly withdrawn promptly and, in any event, not later than three business days after the Expiry Date. Any Shares taken up will be paid for as soon as possible, and in any event, not more than three business days after they are taken up under the Offer. Subject to applicable Laws, any Shares deposited under the Offer after the first date upon which Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, “Take-Up and Payment for Deposited Shares”.

All payments under the Offer will be made in Canadian dollars.

Withdrawal of Deposited Shares

Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Shares Deposited Under the Offer”. Except as so indicated or as otherwise required by applicable Laws, deposits of Shares are irrevocable.

Acquisition of Shares Not Deposited

If within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held at the date of the Offer by or on behalf of the Offeror or an “affiliate” or an “associate” (as those terms are defined in the CBCA) of the Offeror, and the Offeror acquires such deposited Shares under the Offer, the Offeror shall, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer on the same terms pursuant to a Compulsory Acquisition. The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share paid under the Offer. In the event the Offeror takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), the Offeror will use commercially reasonable efforts, and Equinox will assist the Offeror in order for the Offeror to acquire a sufficient number of Shares to successfully complete a Subsequent Acquisition Transaction involving Equinox and Barrick or a Barrick subsidiary and, for greater certainty, when the Offeror has acquired sufficient Shares to do so, it shall complete a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own sufficient Shares to effect a Subsequent Acquisition Transaction, without the need for the affirmative vote of any other Shareholder. See Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

Canadian Federal Income Tax Considerations

Generally, a Resident Shareholder who holds Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received by such Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Shares.

Generally, a Non-Resident Shareholder will not be subject to tax in Canada in respect of any capital gain realized on the sale of Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

United States Income Tax Considerations

Generally, a U.S. Holder who owns Shares as capital assets and who tenders and sells such Shares to the Offeror pursuant to the Offer will realize a capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Shares, determined in U.S. dollars, and the U.S. dollar amount realized on the disposition.

The foregoing is a very brief summary of certain U.S. federal income tax consequences. See Section 17 of the Circular, “Certain United States Income Tax Considerations”, for a summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Australian Federal Tax Considerations

A holder of Shares or CDIs who is an Australian resident for tax purposes and who holds their Shares or CDIs as capital assets may make a capital gain or a capital loss from the disposal of their Shares or CDIs pursuant to the Offer. For holdings in the Shares or CDIs held by individuals and trusts which were acquired at least 12 months before the date of disposal, the Australian Capital Gains Tax (“CGT”) discount may be available to reduce the amount of the gain included in the holder’s assessable income. Where the CGT discount is available to reduce a gain, such a gain is referred to as a ‘discount capital gain’. The CGT discount percentage for a discount capital gain is 50% if the gain is made by an individual or trust (other than a complying superannuation entity) and 33 1/3% if the gain is made by a complying superannuation entity. Any CGT discount percentage may only be applied to reduce a discount capital gain to the extent that a gain remains after deductions have been made for any current year or prior year unapplied capital losses. Companies are not entitled to a CGT discount on the disposal of their Shares or CDIs.

A non-resident of Australia who holds Shares or CDIs on capital account and who has not held the Shares or CDIs at any time in carrying on a business through a permanent establishment in Australia should not be subject to Australian capital gains tax on the disposal of such Shares or CDIs, provided that the Shares or CDIs do not constitute indirect interests in Australian real property at the time of the disposal (that is, generally, that the market value of the Australian real property interests held directly or indirectly by Equinox is, at the time of the disposal, less than the market value of the company’s other assets).

The foregoing is a very brief summary of certain Australian federal income tax consequences. See Section 18 of the Circular, “Certain Australian Federal Income Tax Considerations”, for a summary of the principal Australian federal income tax considerations generally applicable to holders of Shares or CDIs. Holders of Shares or CDIs are urged to consult their professional advisers concerning the Australian income tax consequences which may arise for them from disposing of their Shares or CDIs pursuant to the Offer, having regard to their particular circumstances.

Stock Exchange Listings

The Shares are listed on the TSX and are also listed and trade in the form of CDIs on the ASX, in each case under the symbol “EQN”. See Section 4 of the Circular, “Price Range and Trading Volumes of the Shares and CDIs”. Depending on the number of Shares (including Shares represented by CDIs) purchased by the Offeror under the Offer or otherwise, it is possible that the Shares and CDIs, as applicable, will fail to meet the criteria of the TSX and ASX for continued listing on such exchange(s). If permitted by applicable Laws, the Offeror intends to cause Equinox to apply to delist the Shares from the TSX and delist the CDIs from the ASX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 8 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and CDIs and Status as a Reporting Issuer”.

Depositary, Australian Share Registry and Information Agent

Barrick and the Offeror have engaged Computershare Investor Services Inc. to act as the Depositary. In such capacity, the Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario, Canada specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Shares. See Section 20 of the Circular, “Depositary”.

Barrick and the Offeror will engage a company to act as Australian Share Registry in connection with receiving and collating CDI Acceptances from CDI Holders. The name and contact information of the Australian Share Registry will be provided to CDI Holders. See Section 21 of the Circular, “Australian Share Registry”.

Barrick and the Offeror have engaged Georgeson Shareholder Communications Canada Inc. to act as the Information Agent to provide a resource for information for Shareholders. See Section 22 of the Circular, “Information Agent”.

Contact details for the Depositary and the Information Agent are provided on the last page of this document.

Financial Advisors, Dealer Managers and Soliciting Dealer Group

Barrick and the Offeror have engaged the services of Morgan Stanley & Co. Incorporated and RBC Capital Markets to act as financial advisors in connection with the Offer.

Barrick and the Offeror have engaged RBC Dominion Securities Inc. and Morgan Stanley Canada Limited to act as Dealer Managers to assist the Offeror and solicit acceptances of the Offer.

RBC Dominion Securities Inc. and Morgan Stanley Canada Limited intend to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons resident in Canada and will also solicit acceptances of the Offer in the United States, in the case of RBC Dominion Securities Inc., through its United States registered broker affiliate, RBC Capital Markets, LLC, and in the case of Morgan Stanley Canada Limited, through Morgan Stanley & Co. Incorporated.

See Section 23 of the Circular, “Financial Advisors, Dealer Managers and Soliciting Dealer Group”.

GLOSSARY

The Glossary forms a part of the Offer and Circular. In the Offer, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the context otherwise requires, the following terms shall have the meanings set forth below, and grammatical variations thereof shall have the corresponding meanings:

“Acquisition Proposal” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – No Solicitation”;

“affiliate” means an “affiliate” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant;

“allowable capital loss” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Sale Pursuant to the Offer”;

“Application for Review” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters – Investment Canada Act”;

“Arrangers” has the meaning ascribed thereto under Section 10 of the Circular, “Source of Funds”;

“associate” has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

“ASX” means, as the context requires, ASX Limited ABN 98 008 624 691 or the stock market which such company operates known as the Australian Securities Exchange;

“ASX Settlement Company” means ASX Settlement Pty Limited ABN 49 008 504 532;

“ASX Settlement Operating Rules” means the operating rules of the settlement facility provided by ASX Settlement Company;

“Australian Share Registry” has the meaning ascribed thereto under Section 21 of the Circular, “Australian Share Registry”;

“Barrick” means Barrick Gold Corporation, a corporation existing under the laws of the Province of Ontario;

“Barrick Group” means Barrick and its subsidiaries;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS or DTC, as applicable;

“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Canada are open for the conduct of business;

“CBCA” means the Canada Business Corporations Act, as amended;

“CCPA” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters – Zambian Competition and Consumer Protection Act, 2010”;

“CCPA Approval” means approval of, or negative clearance in respect of, the transaction contemplated by the Offer and Circular from the CCPC pursuant to the CCPA;

“CCPC” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters – Zambian Competition and Consumer Protection Act, 2010”;

“CDI” means a unit of beneficial interest in one Share known as a CHESS Depositary Interest;

“CDI Acceptance” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – CDI Holders”;

“CDI Acceptance Form” means the CDI acceptance form to be provided to CDI Holders;

“CDI Expiry Time” means 5:00 p.m. (Sydney time) on the day that is five days (excluding a Saturday, Sunday and public holiday in Australia) before the Expiry Time;

“CDI Holders” means the holders of CDIs and “CDI Holder” means any one of them;

“CDI Nominee” means CHESS Depositary Nominees Pty Limited ABN 75 071 346 506;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“CGT” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Australian Federal Income Tax Considerations”;

“CHESS” means the Clearing House Electronic Subregister System operated by ASX Settlement Company;

“CHESS Subregister” has the meaning set out in Section 2 of the ASX Settlement Operating Rules;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Compelled Acquisition” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compelled Acquisition”;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Contemplated Transactions” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – Termination of the Support Agreement”;

“Controlling Participant” means the Participant that has the capacity in CHESS to transfer the CDIs;

“CRA” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Dealer Managers” means RBC Dominion Securities Inc. and Morgan Stanley Canada Limited, who will also solicit acceptances of the Offer in the United States through RBC Capital Markets, LLC and Morgan Stanley & Co. Incorporated, respectively, and references to “Dealer Manager” means any one of them;

“Depositary” means Computershare Investor Services Inc. at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance - Dividends and Distributions”;

“Dissenting Offeree” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions”;

“DTC” means The Depositary Trust Company;

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance - Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Equinox” means Equinox Minerals Limited, a corporation existing under the laws of Canada;

“Equinox Board” means the board of directors of Equinox;

“Equinox Subsidiaries” means the subsidiaries of Equinox, including, for greater certainty, Bariq Mining Limited;

“Existing Credit Agreement” has the meaning ascribed thereto in Section 10 of the Circular, “Source of Funds”;

“Expiry Date” means June 1, 2011 or such later date or dates as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“FATA” means the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia);

“FATA Approval” means formal notification from the Treasurer of the Commonwealth of Australia under the FATA that the Treasurer does not object to the transaction contemplated by the Offer and Circular;

“Facilities” has the meaning ascribed thereto under Section 10 of the Circular, “Source of Funds”;

“FIP” has the meaning ascribed thereto under Section 15 of the Circular, “Regulatory Matters – Australian Foreign Investment Approval”;

“FIRB” has the meaning ascribed thereto under Section 15 of the Circular, “Regulatory Matters – Australian Foreign Investment Approval”;

“fully-diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all rights to acquire Shares, other than SRP Rights, were exercised, including, for greater certainty, all Shares issuable upon exercise of the Options, whether vested or unvested;

“GAAP” means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, consistently applied, or International Financial Reporting Standards, as applicable, consistently applied;

“Governmental Entity” means: (i) any supranational governmental body or organization (such as the European Union), sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (iii) any stock exchange; or (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

“ICA Approval” means receipt by the Offeror of the Net Benefit Ruling;

“Information Agent” means Georgeson Shareholder Communications Canada Inc., the information agent retained by the Offeror in connection with the Offer;

“Inmet” means Inmet Mining Corporation, a corporation existing under the laws of Canada;

“Inmet Merger Agreement” has the meaning ascribed thereto in Section 5 of the Circular, “Background to the Offer”;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended, and the regulations thereunder;

“Issuer Sponsored Subregister” has the meaning set out in Section 2 of the ASX Settlement Operating Rules;

“Latest Mailing Time” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – Termination of the Support Agreement”;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law;

“Letter of Transmittal” means the letter of transmittal (printed on YELLOW paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

“Lundin” means Lundin Mining Corporation, a corporation existing under the laws of Canada;

“Lundin Bid” means the offer to purchase all of the common shares of Lundin by Equinox dated March 7, 2011, as such offer may be amended or varied from time to time;

“Material Adverse Effect” means, when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that person and its subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by the Support Agreement other than any effect:

(i)	resulting from the announcement of the Support Agreement or the transactions contemplated thereby;

(ii)	relating to general economic conditions or securities or capital markets generally in Canada, the United States, Saudi Arabia, Zambia, Australia or elsewhere;

(iii)	relating to any changes in currency exchange rates, interest rates or inflation;

(iv)	affecting the global mining industry in general;

(v)	relating to any of the principal markets served by that person’s business generally (including the business of that person’s subsidiaries) or shortages or price changes with respect to raw materials or metals (including copper, gold and uranium);

(vi)	relating to a change in the market trading price or trading volume of securities of that person;

(vii)	relating solely to the failure by that person to meet any earnings, projections, forecasts or estimates, whether internal or previously publicly announced;

(viii)	relating to any change in applicable generally accepted accounting principles, including GAAP, or as a result of any reconciliation of financial data into International Financial Reporting Standards; or

(ix)	resulting from compliance with the terms of the Support Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing;

provided that the causes underlying such effect referred to in clauses (vi) or (vii), respectively, may be taken into account when determining whether a Material Adverse Effect has occurred and provided further, however, that such effect referred to in clause (ii), (iii), (iv), (v) or (viii) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or materially disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Minister” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters – Investment Canada Act”;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Net Benefit Ruling” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters – Investment Canada Act”;

“Non-Resident Shareholder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident In Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on GREEN paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

“Offer” means the offer to purchase all of the issued and outstanding Shares made hereby to the Shareholders pursuant to the terms and subject to the conditions set out herein;

“Offeror” means Barrick Canada Inc., a wholly-owned subsidiary of Barrick, incorporated under the laws of Canada;

“Offeror’s Notice” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Option Consideration” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – Outstanding Equinox Options”;

“Options” means the outstanding options to acquire Shares under the Stock Option Plan;

“OSA” means the Securities Act (Ontario), as amended;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids;

“Participant” has the meaning set out in Section 2 of the ASX Settlement Operating Rules;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

“PFIC” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Income Tax Considerations – Sale of Shares”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance - Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Subsequent Acquisition Transaction”;

“Required Regulatory Approvals” means the ICA Approval, the FATA Approval and the CCPA Approval;

“Reviewable Transaction” has the meaning ascribed thereto in Section 15 of the Circular, “Regulatory Matters - Investment Canada Act”;

“Resident Shareholder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Resident In Canada”;

“Right to Match Period” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement - Superior Proposals, Right to Match, etc.”;

“Rights Certificates” means the certificates representing the SRP Rights;

“Scheme of Arrangement” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Australian Federal Income Tax Considerations - Australian resident holders of Shares who hold their interests as capital assets”;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Separation Time” has the meaning ascribed thereto in Section 9 of the Circular, “Shareholder Rights Plan”;

“Shareholder Rights Plan” means the amended and restated shareholder rights plan agreement dated as of May 7, 2009, entered into between Equinox and CIBC Mellon Trust Company, as rights agent, as modified or amended and superseded by any replacement shareholder rights plan;

“Shareholders” means the holders of Shares, and “Shareholder” means any one of them;

“Shares” means the common shares of Equinox, including those common shares that are represented by CDIs and common shares issued on the exercise of Options or upon the conversion, exchange or exercise of any other securities of Equinox that are convertible into or exchangeable or exercisable for common shares (other than SRP Rights), and the associated SRP Rights, and “Share” means any one common share of Equinox, including any one common share represented by CDIs, and its associated SRP Right;

“Soliciting Dealer” has the meaning set out under Section 23 of the Circular, “Financial Advisors, Dealer Managers and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning set out under Section 23 of the Circular, “Financial Advisors, Dealer Managers and Soliciting Dealer Group”;

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means the Equinox long-term incentive plan as amended on May 7, 2010, and any other plan, agreement or arrangement which provides for the issuance of Options to acquire Shares;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”;

“subsidiary” means a “subsidiary” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Superior Proposal” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – Superior Proposals, Right to Match, etc.”;

“Support Agreement” means the support agreement entered on April 24, 2011 among Barrick, the Offeror and Equinox, as amended from time to time;

“Tax Act” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Sale Pursuant to the Offer”;

“Termination Payment” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – Termination Payment and Expense Reimbursement”;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed thereto in Section 17 of the Circular, “Certain United States Income Tax Considerations”; and

“Withholding Amount” has the meaning ascribed thereto in Section 6 of the Circular, “Support Agreement – Outstanding Equinox Options”.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Terms used in the Offer, where not otherwise defined herein, have the meaning set out in the accompanying Glossary, unless the context otherwise requires.

April 26, 2011

TO: THE SHAREHOLDERS OF EQUINOX MINERALS LIMITED

1.	The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding Shares (including Shares that are represented by CDIs but other than Shares directly or indirectly owned by the Offeror or any of its affiliates), together with associated SRP Rights and any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights), at a price of Cdn.$8.15 in cash per Share.

The Offer is made only for Shares and is not made for any Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights). Any holder of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares in order to acquire Shares and certificates representing such Shares and deposit such Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights) will have certificates representing such Shares received upon such exercise, exchange or conversion, available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”. CDI Holders should refer to Section 3 of the Offer, “Manner of Acceptance – CDI Holders”.

The Equinox Board, after consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Equinox and the Shareholders and, accordingly, has agreed to UNANIMOUSLY RECOMMEND that Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer.

The Offer represents a 30% premium based on Equinox’s closing Share price on the TSX on February 25, 2011 (the last trading day before Equinox announced its intention to make a take-over bid for the common shares of Lundin). The Offer also represents a 16% premium over the per Share price under the offer for Equinox proposed by Minmetals Resources Limited on April 3, 2011.

The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Shareholders who have deposited their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Shares will be allocated to the SRP Rights.

Shareholders who do not deposit their Shares under the Offer will not be entitled to any dissent or appraisal rights in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have certain rights of dissent in the event the Offeror elects to acquire such Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek a judicial determination of the fair value of their Shares. See Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.	Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on June 1, 2011 or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario, Canada specified in the accompanying Letter of Transmittal (printed on YELLOW paper), so as to be actually received at or prior to the Expiry Time:

(a)	the certificate(s) representing the Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and duly executed in accordance with the instructions set out in the Letter of Transmittal (including signature guarantee, if required); and

(c)	all other documents required by the terms of the Offer and the Letter of Transmittal.

Participants in CDS or DTC should contact the Depositary with respect to the deposit of their Shares under the Offer. The Offeror understands that CDS and DTC will be issuing instructions to their participants as to the method of depositing such Shares under the terms of the Offer.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, the certificate(s) deposited therewith must be endorsed, or be accompanied by an appropriate share transfer power of attorney in either case, duly and properly completed by the registered holder(s), with the signature on the endorsement panel or share transfer power of attorney corresponding exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

In addition, Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Unless waived by the Offeror, Shareholders are required to deposit the SRP Right associated with each Share prior to the Expiry Time in order to effect a valid deposit of such Share under the Offer or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that the holder’s Shares are deposited under the Offer, in order for those Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Shares deposited must be delivered to the Depositary with the Letter of Transmittal. If the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time the holder’s Shares are deposited under the Offer, or the Rights Certificates have been distributed but not received by the Shareholder making the deposit by the time the holder’s Shares are deposited under the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below under “Procedure for Guaranteed Delivery”. In any case, a deposit of Shares constitutes an agreement by the Shareholder making the deposit to deliver Rights Certificate(s) with respect thereto equal in number to the Shares deposited by the Shareholder to the Depositary, on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the Shareholder making the deposit, prior to taking up the Shares deposited for payment pursuant to the Offer, Rights Certificate(s) (or, if available, a Book-Entry Confirmation) from the Shareholder representing SRP Rights equal in number to the Shares deposited by the Shareholder.

The cash payable under this Offer will be denominated in Canadian dollars.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary will establish an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and delivered a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents must, in each case, be received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary for receipt by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal at or prior to the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and: (a) the certificate(s) representing such Shares is (are) not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Shares on a timely basis, or (c) the certificates and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Shares (including associated SRP Rights) may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offer, or a manually executed facsimile thereof, including the guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario, Canada specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time;

(c)	the certificate(s) representing all deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing all deposited SRP Rights, in proper form for transfer, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required), or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Shares and, in the case of DTC accounts, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed (including signature guarantee, if required), or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date; and

(d)	if the Separation Time has occurred prior to the Expiry Time, but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing all deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such deposited Shares and, in the case of DTC accounts, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed (including signature guarantee, if required), or an Agent’s Message in lieu of a Letter of Transmittal, and all other documents required by the terms of the Offer and the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary at its office in Toronto, Ontario, Canada specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares (and, if applicable, the Rights Certificates) and all other required documents to any office other than the Toronto, Ontario, Canada office of the Depositary specified in the Letter of Transmittal does not constitute valid delivery for purposes of satisfying a guaranteed delivery.

CDI Holders

CDI Holders may only accept the Offer by giving an instruction to the CDI Nominee. To give such an instruction, holders who hold CDIs through: (i) Equinox’s Issuer Sponsored Subregister, should complete and sign the CDI Acceptance Form provided to CDI Holders and return it to the address noted on the form; or (ii) Equinox’s CHESS Subregister, should (a) if they are not a Participant, instruct their Controlling Participant (usually their broker) to initiate acceptance of the Offer on their behalf in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (b) if they are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules; (c) as an alternative to (a), complete and sign the CDI Acceptance Form and return it to the address noted on the form, in which case the Australian Share Registry will liaise with your Controlling Participant and request them to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASX Settlement Operating Rules (each method, a “CDI Acceptance”). The Australian Share Registry will collate CDI Acceptances, present these to the CDI Nominee and request the CDI Nominee to accept the Offer on behalf of CDI Holders in respect of the relevant Shares. To enable the Australian Share Registry to carry out this process, CDI Acceptances must be received by the Australian Share Registry prior to the CDI Expiry Time (being 5:00 p.m. (Sydney time) on May 25, 2011, unless the Offer is extended).

CDI Holders should make such enquiries and take such actions as are necessary to ensure that the CDI Holder’s CDI Acceptance is received by the Australian Share Registry prior to the CDI Expiry Time. CDI Holders should contact their brokers, the Australian Share Registry or the CDI Nominee for further information.

General

Payment for Shares taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Shares (and, if applicable, the Rights Certificates) (or, in the case of a book-entry transfer to the Depositary, a Book-Entry Confirmation for the Shares (including the associated SRP Rights)), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee, if required) or, in the case of Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message, and (c) all other required documents. CDI Holders may only accept the Offer by giving an instruction to the CDI Nominee.

The method of delivery of certificate(s) representing Shares (and, if applicable, the Rights Certificates), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person delivering those documents. The Offeror recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer and in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders should instruct their brokers or other nominees promptly if they wish to tender their Shares to the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of the Offeror, Barrick, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Shares to any person on account of Shares accepted for payment under the Offer.

Shareholders should contact the Depositary, the Information Agent, a Dealer Manager or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Shares covered by the Letter of Transmittal delivered to the Depositary or deposited by book-entry transfer (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution and delivery of a Letter of Transmittal (or, in the case of Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the time (the “Effective Time”) that the Offeror takes up the Deposited Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Deposited Shares covered by the Letter of Transmittal (which Deposited Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of Purchased Securities (to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Equinox;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Equinox;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of such Shareholder; and

(d)	to exercise any other rights of a holder of the Purchased Securities with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to Shares deposited under the Offer and not withdrawn and any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the depositing Shareholder with respect to such Shares and Distributions unless such Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Shares Deposited Under the Offer”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Equinox, and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy or the proxy nominee(s) of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto. The Offer does not constitute a solicitation of proxies for any meeting of Shareholders, which would be made only pursuant to separate proxy material complying with the requirement of applicable Laws.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and to give effect to the covenants of the Shareholder under the terms of the Offer. Each authority therein conferred or agreed to be conferred, is to the extent permitted by applicable Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Deposited Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that: (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares, including without limitation, any Distributions; (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer; (iii) the Deposited Shares or Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Other Forms of Acceptance

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3 of the Offer.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which, together with the Shares directly or indirectly owned by the Offeror or its affiliates, constitutes at least 66 2/3% of the Shares outstanding calculated on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	(i) the Required Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and (ii) any other requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)	the Support Agreement shall not have been terminated by Equinox or by Barrick in accordance with its terms;

(d)	the Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding, in each case that is not frivolous or vexatious, shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

(ii)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Equinox or Barrick;

(iii)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Shares deposited under the Offer;

(iv)	seeking to obtain from Barrick or any subsidiaries of Barrick or Equinox or any of the Equinox Subsidiaries any damages directly or indirectly in connection with the Contemplated Transactions, which act, action, suit or proceeding or Law, regulation or policy, would reasonably be expected to have a Material Adverse Effect in respect of Barrick or Equinox; or

(v)	seeking to prohibit or limit the ownership or operation by Barrick of any material portion of the business or assets of Equinox or the Equinox Subsidiaries or to compel Barrick or the subsidiaries of Barrick to dispose of or hold separate any material portion of the business or assets of Equinox or any of the Equinox Subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(e)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the date of the Support Agreement, there shall not have been disclosed, generally or to Barrick in writing on or before the execution and delivery of the Support Agreement) any change, condition, event or development (or any change, condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Equinox;

(g)	Equinox shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time;

(h)	all representations and warranties made by Equinox in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Equinox or materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would not reasonably be expected to have a Material Adverse Effect in respect of Equinox or Barrick;

(i)	the Offeror shall not have, after the date of the Support Agreement, become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings made on or before April 21, 2011 and available on SEDAR on such date in relation to all matters covered in earlier filings), in any document filed by or on behalf of Equinox with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Equinox which constitutes a Material Adverse Effect with respect to Equinox;

(j)	there shall not have occurred, developed or come into existence a significant global financial crisis affecting the financial, banking or capital markets generally;

(k)	the Offeror shall have determined in its reasonable discretion that, on terms satisfactory to the Offeror: (i) the Equinox Board shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of common shares of Equinox upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and any acquisition of Shares pursuant thereto;

(l)	all outstanding Options will have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Barrick, acting reasonably; and

(m)	the Lundin Bid shall have been lawfully withdrawn or terminated or shall have expired, in each case, without Equinox having taken up any securities thereunder.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Barrick or the Offeror may have, subject to the terms of the Support Agreement. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver, termination or withdrawal and, if required by applicable Laws, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under Section 10 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up, or pay for any Shares deposited under the Offer, and the Depositary will promptly return all certificates for Deposited Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited. See Section 7 of the Offer, “Return of Deposited Shares”.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance in the manner specified under Section 3 of the Offer, “Manner of Acceptance”, until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is withdrawn by the Offeror.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, Canada and, if required by applicable Law, by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Shares have not been taken up prior to the extension or variation and to all holders of Options. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of such notice to the TSX. Any notice of extension or variation will be deemed to be effective and the Offer deemed to be extended or varied in accordance with such notice effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario, Canada.

The Support Agreement restricts the Offeror’s ability to amend certain of the terms and conditions of the Offer without the prior written consent of Equinox. See Section 6 of the Circular, “Support Agreement”.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of one or more conditions of the Offer and any extension of the Offer resulting from such waiver), the Offer will not expire before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by applicable courts and securities regulatory authorities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer, the Circular or a notice of change or notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, Canada, and will cause the Depositary, if required by applicable Laws, to provide as soon as practicable thereafter a notice of such change in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Shares have not been taken up under the Offer at the date of the occurrence of the change and to all holders of Options. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and the applicable securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario, Canada.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with or waived, unless the Offeror first takes up all Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Shares Deposited Under the Offer”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6.	Take-Up and Payment for Deposited Shares

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied, or waived by the Offeror, at or prior to the Expiry Time, the Offeror will take up and pay for all Shares validly deposited under the Offer and not properly withdrawn promptly and, in any event, not later than three business days after the Expiry Time. Any Shares taken up under the Offer will be paid for as soon as possible, and in any event, not later than three business days after they are taken up. Subject to applicable Laws, any Shares deposited under the Offer after the date on which Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for within 10 days of such deposit.

The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to that effect, to the Depositary at its principal office in Toronto, Ontario, Canada. Subject to applicable Laws and the Support Agreement, the Offeror expressly reserves the right to, in its sole discretion, on or after the initial Expiry Time, terminate or withdraw the Offer and not take-up or pay for any Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario, Canada. The Offeror will not, however, take-up and pay for any Shares deposited under the Offer unless it simultaneously takes-up and pays for all Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or any amount be paid by the Offeror, Barrick or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making payments for Shares. The Depositary will act as the agent of persons who have deposited Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of Cdn.$25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Deposited Shares. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Equinox. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or if they make use of the services of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. However, a broker or other nominee through whom a Shareholder owns Shares may charge a fee to tender any such securities on behalf of the Shareholder. Shareholders should consult their investment advisors, stock brokers or other nominees to determine whether any charges will apply.

7.	Return of Deposited Shares

If any Shares deposited under the Offer are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, certificates for Shares not taken up and paid for will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal of the Offer by either: (a) sending certificates representing such unpurchased Shares or by returning the deposited certificates (and other relevant documents); or (b) in the case of Shares deposited by book-entry transfer pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, such Shares will be credited to the depositing Shareholder’s account maintained by CDS or DTC, as applicable. Any such certificates (and other relevant documents) will be forwarded by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Share register maintained by or on behalf of Equinox.

8.	Withdrawal of Shares Deposited Under the Offer

Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Shares have been taken up by the Offeror under the Offer;

(b)	if the Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change that has occurred in the information contained in the Offer or the Circular, a notice of change or a notice or variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares where the time for deposit is not extended for more than ten days, or a variation consisting solely of a waiver of one or more conditions of the Offer, or both), is mailed, delivered or otherwise properly communicated to the Depository (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Canadian securities regulatory authorities) and only if such deposited Shares have not been taken up by the Offeror in advance of the receipt of such communication by the Depository.

Withdrawals of Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including a manually executed facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person(s) who signed the Letter of Transmittal accompanying the Shares (or Notice of Guaranteed Delivery in respect thereof) that are to be withdrawn; and (c) must specify such person’s name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Shares deposited under the Offer that are earlier than those specified above. Shareholders should contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There is no duty or obligation on the Depositary, the Offeror, Barrick or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for any failure to give such notice.

Withdrawals may not be rescinded and any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror’s other rights, Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set out in this Section 8 or pursuant to applicable Laws.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages, in certain circumstances. See Section 24 of the Circular, “Statutory Rights”.

9.	Changes in Capitalization; Adjustment; Liens; Dividends

If, on or after the date of the Offer, Equinox should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, or other change. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Shares and any Distributions acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests that may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares, whether or not separated from the Shares.

If, on or after the date of the Offer, Equinox should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of Equinox in respect of Shares taken up under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the consideration per Share payable, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares and the purchase price per Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the consideration per Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution, payment, securities, property, rights, assets or other interests (and not simply the portion that exceeds the purchase price per Share payable by the Offeror under the Offer) will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 17 of the Circular, “Certain United States Income Tax Considerations”, or in Section 18 of the Circular, “Certain Australian Federal Income Tax Considerations”.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Law, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders and to registered holders of Options at their respective addresses as shown on the registers maintained by or on behalf of Equinox in respect of the Shares or Options, as the case may be and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any business day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders or holders of Options and notwithstanding any interruption of mail service in any relevant jurisdiction following mailing. Except as otherwise permitted by applicable Laws, in the event of any interruption or delay of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Law, if post offices in Canada are not open for the deposit of mail, any notice that the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the TSX for dissemination through its respective facilities, or (b) it is published once in the national edition of The Globe and Mail or The National Post and in La Presse in Québec, or (c) it is given to the Canada NewsWire Service for dissemination through its facilities.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders and to registered holders of Options by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and the Offeror will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the registers maintained by or on behalf of Equinox in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Shares where such listings are received.

These securityholder materials are being sent to both registered and non-registered owners of securities of Equinox. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, the Offeror believes your name and address and information about your holdings of securities of Equinox have been obtained in accordance with applicable regulatory requirements from the intermediary holding securities on your behalf.

Wherever the Offer calls for documents to be delivered by or on behalf of Shareholders to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office of the Depositary at the address specified therefor in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques or any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take-Up and Payment for Deposited Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario, Canada office of the Depositary.

12.	Market Purchases and Sales of Shares

Except as set forth below, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares (including Shares represented by CDIs) by making purchases through the facilities of the TSX or the ASX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event will the Offeror make any such purchases through the facilities of the TSX or the ASX until the third business day following the date of the Offer. The aggregate number of Shares acquired in this manner (including Shares represented by CDIs) will not exceed 5% of the Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by applicable Law immediately after the close of business of the exchange on which such Shares (or CDIs) were purchased on each day on which such Shares (or CDIs) have been purchased.

Such purchases of Shares (or CDIs) pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell Shares taken up under the Offer, the Offeror reserves the right to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to applicable Laws and to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Shares deposited under the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive payment for Shares validly deposited and accepted for payment under the Offer.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, Barrick, the Dealer Managers, the Depositary, the Australian Share Registry or the Information Agent for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Glossary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

(g)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

(h)	The Offeror reserves the right to waive any defect in acceptance with respect to any particular Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, Barrick, the Depositary, the Information Agent, the Dealer Managers or any other person to give notice of any defect or irregularity in the deposit of Shares or in any notice of withdrawal and, in each case, no liability shall be incurred or suffered by any of them for failure to give such notice.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: April 26, 2011

BARRICK CANADA INC.

Per:	/s/	Kelvin Dushnisky
Chief Executive Officer

Per:	/s/	Jamie Sokalsky
Chief Financial Officer

CIRCULAR

The Circular is furnished in connection with the accompanying Offer dated April 26, 2011 by the Offeror to purchase all of the issued and outstanding Shares (including those Shares that are represented by CDIs but other than Shares owned by the Offeror or any of its affiliates) and any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Equinox that are convertible into or exchangeable or exercisable for Shares (other than SRP Rights). The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Glossary and not otherwise defined in the Circular have the respective meanings given to them in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Equinox contained in the Offer and the Circular has been taken from or based upon Equinox’s publicly available documents and records on file with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although the Offeror and Barrick have no knowledge that would indicate that any statements contained herein relating to Equinox, taken from or based on such documents and records, are untrue or incomplete, neither the Offeror, Barrick nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Equinox to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but that are unknown to the Offeror or Barrick. Unless otherwise indicated, information concerning Equinox is given as of December 31, 2010.

1.	Barrick and the Offeror

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. Barrick has operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. Barrick’s principal products and sources of earnings are gold and copper.

Barrick’s common shares are listed on the TSX and the New York Stock Exchange under the symbol “ABX”. Barrick is a corporation existing under the Business Corporations Act (Ontario). Its head office and principal place of business is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, P.O. Box 212, Toronto, Canada M5J 2S1.

The Offeror was incorporated under the laws of Canada on April 4, 2011 and it filed articles of amendment on April 25, 2011 to change its name to Barrick Canada Inc. The Offeror has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror is a wholly-owned subsidiary of Barrick. The Offeror’s registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, P.O. Box 212, Toronto, Canada M5J 2S1.

2.	Equinox

Equinox is an international mining and exploration company whose principal assets include:

(a)	a 100% interest in the Lumwana copper mine in Zambia, which consists of two major copper deposits, “Malundwe” and “Chimiwungo”, located 220 kilometres northwest of the Zambian Copperbelt;

(b)	a 70% interest in the Jabal Sayid copper-gold project in the Kingdom of Saudi Arabia, which consists of three major copper rich deposits, located 350 kilometres northeast of the Red Sea port city of Jeddah, in Saudi Arabia. Equinox is currently in the process of completing the acquisition of the remaining 30% interest in Jabal Sayid from its former joint-venture partners; and

(c)	interests in a number of exploration projects in Zambia and the Kingdom of Saudi Arabia.

Equinox is a corporation existing under the CBCA. Its registered and head office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2940, Toronto, Ontario, M5J 2J2, Canada.

Equinox’s Shares and CDIs are listed and posted for trading on the TSX and the ASX, respectively, in each case under the trading symbol “EQN”.

3.	Certain Information Concerning Equinox and Its Securities

Equinox is authorized to issue an unlimited number of Shares and an unlimited number of preference shares issuable in series. Equinox has represented in the Support Agreement that as of April 24, 2011 there were 879,495,876 Shares and no preference shares issued and outstanding.

In addition, Equinox has represented in the Support Agreement that as of April 24, 2011, the outstanding Options were exercisable to acquire an aggregate of up to 14,186,840 Shares. Based on information furnished to it by Equinox, the Offeror understands that, assuming the exercise or conversion of all convertible securities of Equinox (which Equinox represents in the Support Agreement are limited to only Options and SRP Rights), 893,682,716 Shares would be subject to the Offer (excluding SRP Rights).

Holders of Shares are entitled to (a) vote at all meetings of Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote; (b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, any dividends declared by Equinox; and (c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

Each CDI represents a beneficial interest in a Share held by the CDI Nominee. The Shares are registered in the name of the CDI Nominee for the benefit of CDI Holders. The main difference between holding CDIs and holding Shares is that the CDI Holder has beneficial ownership of the underlying Shares instead of legal title to the Shares. CDI Holders have the same economic benefits as they would be entitled to if they held the underlying Shares. In particular, CDI Holders are able to transfer and settle transactions electronically on the ASX. CDI Holders are entitled to all dividends, rights and other entitlements as if they were legal owners of Shares and receive notices of all meetings of Shareholders. As CDI Holders are not the registered owners of the underlying Shares, the CDI Nominee is entitled to vote at Equinox shareholder meetings on the instruction of the CDI Holders. Alternatively, if a CDI Holder wishes to attend and vote at shareholder meetings, they may instruct the CDI Nominee to appoint the CDI Holder (or a person nominated by the CDI Holder) as the CDI Nominee’s proxy in respect of the underlying Shares beneficially owned by such CDI Holder for the purposes of attending and voting at the shareholder meeting. Shareholders are able to have their Shares represented by CDIs and trade them on the ASX and CDI holders are able to obtain the Shares represented by the CDIs and trade them on the TSX by contacting Equinox’s Australian or Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

4.	Price Range and Trading Volumes of the Shares and CDIs

The Shares are traded on the TSX. The CDIs are traded on the ASX. The following tables set forth the reported high and low daily trading prices and the aggregate volume of trading of the Shares and CDIs on the TSX and the ASX, respectively, for the periods indicated:

	Trading of Shares
	TSX
	High	Low	Volume
	(Cdn.$)	(Cdn.$)	(#)
2010
October	6.26	5.38	45,729,247
November	6.56	5.32	80,008,494
December	6.36	5.42	73,196,200

2011
January	6.20	5.53	106,627,139
February	6.94	5.69	77,887,395
March	5.90	4.35	136,815,493
April 1 – April 21	7.84	5.70	190,738,576

	Trading of CDIs
	ASX
	High	Low	Volume
	(Au.$)	(Au.$)	(#)
2010
October	6.41	5.36	45,977,393
November	6.45	5.46	91,952,845
December	6.10	5.57	88,908,193

2011
January	6.22	5.66	85,665,836
February	6.83	5.95	74,094,875
March	5.90	4.68	167,329,126
April 1 – April 21	7.57	5.68	223,061,551

The closing price of the Shares and the CDIs on the TSX and ASX, respectively, on April 21, 2011, the last trading day prior to Barrick’s announcement of its intention to make the Offer, was Cdn.$7.50 and Au.$7.34, respectively. The closing price of the Shares on the TSX on April 25, 2011, the last trading day prior to the date of the Offer, which was subsequent to Barrick’s announcement of its intention to make the Offer, was Cdn.$8.37.

5.	Background to the Offer

On January 12, 2011, Lundin announced that it had entered into an arrangement agreement (the “Inmet Merger Agreement”) with Inmet pursuant to which Inmet and Lundin would combine under a plan of arrangement and continue as a new corporation.

On February 28, 2011, Equinox announced its intention to make an offer for all of the outstanding common shares of Lundin, which offer would be conditioned on, among other things, the termination of the Inmet Merger Agreement in accordance with its terms.

On March 7, 2011, Equinox announced that it had commenced the Lundin Bid. On March 29, 2011, Lundin and Inmet announced that they had terminated the Inmet Merger Agreement in accordance with its terms.

Following the announcement of Equinox’s intention to make an offer for the shares of Lundin, management of Barrick began evaluating a potential acquisition of Equinox by Barrick. On March 11, 2011, Barrick retained Morgan Stanley to act as financial advisor with respect to a potential transaction involving Equinox. RBC Capital Markets was also retained as a financial advisor to Barrick. On March 11, 2011, Barrick retained Ogilvy Renault LLP to act as Canadian legal counsel in respect of the potential transaction. Sullivan & Cromwell LLP and Clayton Utz were also retained as U.S. legal counsel and Australian legal counsel, respectively, to Barrick.

Barrick, together with its advisors, began conducting a financial, legal and business due diligence review of Equinox based on publicly available information.

On April 3, 2011, Minmetals Resources Limited announced its intention to make an offer for the Shares of Equinox not owned by it at a price of Cdn.$7.00 in cash per Share.

On April 4, 2011, the Board of Directors of Barrick met to consider the possibility of an offer to Equinox and authorized Mr. Robert M. Franklin, Barrick’s lead director, and Mr. Aaron W. Regent, President and Chief Executive Officer of Barrick, to contact Equinox about a potential acquisition.

On April 5, 2011, Mr. Franklin and Mr. Regent called Mr. Peter Tomsett, the Chairman of Equinox and Mr. Craig Williams, the President and Chief Executive Officer of Equinox, to advise them that Barrick was interested in entering into discussions with Equinox with a view to developing a proposal pursuant to which Barrick would acquire Equinox.

On April 6, 2011, Mr. Tomsett and Mr. Williams met in Toronto with Mr. Regent and Mr. Franklin. At this meeting, the Barrick representatives indicated that in order for Barrick to develop a proposal for the acquisition of Equinox by Barrick, Barrick would need to conduct certain due diligence on Equinox and its subsidiaries.

On April 14, 2011, Equinox and Barrick entered into a confidentiality agreement and Barrick was provided with detailed information relating to Equinox.

On April 16 and April 17, 2011, a cross-functional team of Barrick personnel conducted a site visit to the Lumwana copper mine in Zambia.

On April 21, 2011, the Board of Directors of Barrick met to consider the status of the proposed acquisition.

Barrick and Equinox negotiated the terms of the Support Agreement from April 19, 2011 to April 24, 2011, during which period Barrick continued its due diligence investigations.

On April 23, 2011, the Board of Directors of Barrick met to approve, among other things, the entering into of the Support Agreement.

On April 24, 2011, Barrick and Equinox executed the Support Agreement and, prior to the markets opening on April 25, 2011, Barrick announced the entering into of the Support Agreement.

On April 25, 2011, Equinox issued a press release announcing, among other things, that it had withdrawn the Lundin Bid.

On April 26, 2011, Minmetals Resources Limited announced that it has decided not to pursue its planned bid for Equinox.

On April 26, 2011, an advertisement containing a summary of the Offer was published in the national edition of The National Post and La Presse in Québec, the Offer and Circular was delivered to Equinox and the Offer commenced.

6.	Support Agreement

On April 24, 2011, Barrick, the Offeror and Equinox entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which Equinox agrees to recommend to Shareholders the acceptance of the Offer. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Support Agreement. The Support Agreement has been filed by Equinox with the Canadian securities regulatory authorities and is available at www.sedar.com.

Support of the Offer

Equinox has announced that the Equinox Board, after consultation with its financial and legal advisors and on receipt of a recommendation from its special committee, has unanimously determined that the Offer is in the best interests of Equinox and the Shareholders. Accordingly, the Equinox Board has unanimously approved the making of a recommendation that Shareholders accept the Offer. Each member of the Equinox Board intends to support the Offer and, subject to the provisions of the Support Agreement, Equinox has agreed to co-operate in good faith and use all reasonable efforts to support the Offer and ensure that the Offer will be successful.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement and, provided all of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer”, shall have been satisfied or waived at or prior to the Expiry Time, the Offeror has agreed to take up and pay for all Shares validly tendered and not withdrawn under the Offer within three business days following the time at which the Offeror is entitled to take up Shares under the Offer. See Section 6 of the Offer, “Take-Up and Payment for Deposited Shares”.

Barrick is permitted, in its sole discretion, to modify or waive any term or condition of the Offer; provided that Barrick cannot, without the prior consent of Equinox, amend or modify the Minimum Tender Condition to less than 50% of the outstanding Shares (on a fully-diluted basis) plus one Share, waive the Minimum Tender Condition, unless the Offeror can and, after such waiver, does take up and pay for a number of Shares equal to not less than 50% of the Shares (on a fully-diluted basis) plus one Share, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the cash consideration per Share, decrease the number of Shares in respect of which the Offer is made, change the form of consideration payable (other than to add additional consideration or consideration alternatives) or vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition) in a manner which is adverse to the Shareholders. If the Offeror amends, modifies or waives the Minimum Tender Condition and takes up and pays for any Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than 10 days from the date of such amendment, modification or waiver.

Shareholder Rights Plan

The Equinox Board has agreed to take all further action necessary (a) in order to ensure that the Separation Time does not occur in connection with the Support Agreement or any of the Contemplated Transactions, (b) to give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Contemplated Transactions, and (c) in order to ensure that upon the take-up of Shares pursuant to the Offer, all SRP Rights cease to be exercisable and are immediately redeemed at the Redemption Price (as defined in the Shareholder Rights Plan) as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all SRP Rights become null and void. Equinox has also covenanted that it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal (as defined in the Support Agreement) and the five business day right to match period provided to the Offeror in respect of any Superior Proposal in the Support Agreement has expired (or such waiver is deemed to occur as a result of the waiver of the Shareholder Rights Plan to the Offer), and it will not amend the Shareholder Rights Plan or authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor. Notwithstanding the foregoing, Equinox shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

Equinox Board Representation

Equinox has acknowledged that provided that at least a majority of the then outstanding Shares on a fully-diluted basis are taken up for purchase by the Offeror, the Offeror will be entitled to designate such number of members of the Equinox Board, and any committees thereof, as is proportionate to the percentage of the outstanding Shares beneficially owned from time to time by Barrick and its subsidiaries, and Equinox will not frustrate the Offeror’s attempt to do so and Equinox has covenanted to co-operate with the Offeror, subject to all applicable Laws and the provision of releases and confirmation of insurance coverage, to enable the Offeror’s designees to be elected or appointed to the Equinox Board, and any committees thereof, and to constitute the proportionate percentage of the outstanding Shares beneficially owned from time to time by the Offeror including, at the request of the Offeror, using its commercially reasonable best efforts to increase the size of the Equinox Board and to secure the resignations of such directors as the Offeror may request.

No Solicitation

Equinox has agreed that, except as provided in the Support Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any of its representatives: (a) make, solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Equinox or any subsidiary or material joint venture of Equinox, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal (as defined in the Support Agreement); (b) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Equinox may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal (as defined in the Support Agreement) when the Equinox Board has so determined; (c) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Barrick or the Offeror, the approval or recommendation of the Equinox Board or any committee thereof of the Support Agreement or the Offer; (d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 10 days following the public announcement of such Acquisition Proposal shall not be considered a violation of this obligation); or (e) release any person from or waive, or otherwise forbear the enforcement of, any confidentiality or standstill agreement with such person that would facilitate the making or implementation of any Acquisition Proposal (provided that, for the avoidance of doubt, any automatic release from the standstill provisions of any such agreement in accordance with its terms shall not constitute a breach of this obligation); or (f) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as the following, in each case whether in a single transaction or a series of related transactions, but other than any transaction involving only Equinox and/or one or more of its wholly-owned subsidiaries: (i) any take-over bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Equinox; (ii) any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization, or other similar transaction involving Equinox or one or more subsidiaries of Equinox which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Equinox or any liquidation, dissolution or winding-up of Equinox or one or more subsidiaries of Equinox which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Equinox; (iii) any direct or indirect sale of assets (or any lease, long term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Equinox or one or more subsidiaries of Equinox which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Equinox; (iv) any direct or indirect sale, issuance or acquisition of Shares or any other voting or equity interests (or securities representing, convertible into or exercisable for, such Shares or interests) in Equinox representing 20% or more of the issued and outstanding equity or voting interests (or rights or interests therein or thereto) of Equinox or any direct or indirect sale, issuance or acquisition of voting or equity interests (or securities representing, convertible into or exercisable for such interests) in one or more subsidiaries of Equinox which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of Equinox; and (v) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing from any person other than Barrick or a subsidiary of Barrick, excluding the Offer and the other transactions contemplated by the Support Agreement but including, for greater certainty, the proposal made by Minmetals Resources Limited and any variation thereof.

Equinox has agreed to immediately cease any existing solicitation, discussion or negotiation with any person (other than Barrick or a Barrick subsidiary), by or on behalf of Equinox or any of its subsidiaries with respect to or which could reasonably be expected to lead to any potential Acquisition Proposal, whether or not initiated by Equinox or any of its subsidiaries or any of its or their representatives and, in connection therewith, to discontinue access to any data rooms.

Equinox has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Equinox relating to any potential Acquisition Proposal and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. Equinox has agreed to immediately advise Barrick of any response or action (actual, anticipated, contemplated or threatened) by any such third party which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

Equinox has agreed to promptly (and in any event within 24 hours) notify Barrick and the Offeror of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting an Acquisition Proposal, any request for discussions or negotiations relating to, or which could lead to, an Acquisition Proposal, and/or any request for non-public information relating to Equinox or any of its subsidiaries including, in respect of certain of its properties or mineral rights, or for access to properties or books and records or a list of Shareholders of which Equinox’s directors, officers, employees, representatives or agents are or become aware.

Equinox has agreed to ensure that its representatives, including its subsidiaries and their representatives, are aware of the non-solicitation provisions of the Support Agreement and Equinox shall be responsible for any breach by such persons.

Superior Proposals, Right to Match, etc.

Following the receipt by Equinox of a written Acquisition Proposal made after the date of the Support Agreement that was not solicited in contravention of the Support Agreement including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement, Equinox and its representatives may: (a) contact the person making such Acquisition Proposal and its representatives for the purposes of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and (b) if the Equinox Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties: (i) furnish information with respect to Equinox and its subsidiaries to the person making such Acquisition Proposal and its representatives provided such person entered into a confidentiality and standstill agreement that is no less favourable in the aggregate to Equinox than the Confidentiality Agreement entered into between Barrick and Equinox (provided that no such confidentiality and standstill agreement shall prevent such person from making, pursuing or completing an Acquisition Proposal in accordance with the Support Agreement and provided further that Equinox sends a copy of such agreement to Barrick promptly following its execution and Barrick is promptly provided with a list of, and access to, the information provided to such person); and (ii) engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives.

The Support Agreement defines a “Superior Proposal” as a bona fide Acquisition Proposal: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, (i) all of the Shares (not beneficially owned by the party making such Acquisition Proposal) and pursuant to which all Shareholders are offered the same consideration in form and amount per Share to be purchased or otherwise acquired, or (ii) all or substantially all of the assets of Equinox and its subsidiaries, taken as a whole; (b) that did not result from a breach of the non-solicitation covenants of the Support Agreement; (c) that is made in writing after the date of the Support Agreement, including an amendment, change or modification to any Acquisition Proposal made prior to the date of the Support Agreement; (d) that complies with all applicable securities Laws in all material respects; (e) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Equinox Board, acting in good faith (after consultation with its financial advisors and outside legal counsel), will be obtained; (f) that is not subject to any due diligence and/or access condition; and (g) that the Equinox Board has determined in good faith (after consultation with its financial advisors and outside legal counsel): (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (taking into consideration any adjustment to the terms and conditions of the Offer proposed by Barrick pursuant to the terms of the Support Agreement).

Equinox may enter into an agreement (in addition to any confidentiality agreement contemplated above) with respect to an Acquisition Proposal including, for greater certainty, an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement, provided that: (a) Equinox has complied with certain of its obligations under the Support Agreement; (b) the Equinox Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties; (c) Equinox has delivered written notice to Barrick and the Offeror of the determination of the Equinox Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Equinox Board to approve or recommend such Superior Proposal and/or of Equinox to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement; (d) at least five business days have elapsed since the date the Superior Proposal notice was received by Barrick and the Offeror which five business day period is referred to as the “Right to Match Period”; (e) if Barrick and the Offeror have offered to amend the terms of the Offer during the Right to Match Period, the Equinox Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal continues to be a Superior Proposal compared to the amendment of the terms of the Offer and the Support Agreement offered by the Offeror at or prior to the termination of the Right to Match Period; and (f) Equinox terminates the Support Agreement and pays the Termination Payment (as defined in the Support Agreement). In addition, the Equinox Board may, subject to Barrick’s right to terminate the Support Agreement, withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve an Acquisition Proposal, including an amendment, change or modification to an Acquisition Proposal made prior to the date of the Support Agreement, provided that the requirements set out in (a) though (e) above are satisfied.

During the Right to Match Period, Barrick and the Offeror will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Support Agreement. The Equinox Board will review any such offer by Barrick and the Offeror to amend the terms of the Offer and the Support Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Barrick and the Offeror’s offer to amend the Offer and the Support Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Offer and the Support Agreement offered by Barrick and the Offeror. If the Equinox Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Barrick and the Offeror have agreed to amend the terms of the Offer and Equinox, Barrick and the Offeror have agreed to enter into an amendment to the Support Agreement reflecting the offer by Barrick and the Offeror to amend the terms of the Offer and the Support Agreement.

The Equinox Board will promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal is publicly announced or made and the Equinox Board determines it is not a Superior Proposal; or (b) the Equinox Board determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and Barrick has so amended the terms of the Offer.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders will constitute a new Acquisition Proposal, provided that the Right to Match Period in respect of such new Acquisition Proposal will extend only until the later of the end of the initial five business day Right to Match Period and three business days after the date the Superior Proposal notice was received by Barrick and the Offeror in respect of such new Acquisition Proposal.

Nothing in the Support Agreement shall prevent the Equinox Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in the Support Agreement shall prevent the Equinox Board from making any disclosure to the securityholders of Equinox if the Equinox Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Equinox Board or such disclosure is otherwise required under applicable Laws; provided, however, that, notwithstanding that the Equinox Board is permitted to make such disclosure, the Equinox Board is not permitted to make a Change in Recommendation, other than as permitted by the Support Agreement.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held by or on behalf of the Offeror or an “associate” or an “affiliate” (as those terms are defined in the CBCA) of the Offeror, the Offeror shall, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer provided that the consideration per Share offered shall be at least equivalent in value to the consideration per Share paid under the Offer. In the event the Offeror takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), the Offeror will use commercially reasonable efforts, and Equinox will assist the Offeror in order for the Offeror to acquire sufficient Shares to successfully complete a Subsequent Acquisition Transaction involving Equinox and Barrick or a Barrick subsidiary and, for greater certainty, when the Offeror has acquired sufficient Shares to do so, it shall complete a Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the price per share paid under the Offer and in no event will the Offeror be required to offer consideration per Share greater than the price per share paid under the Offer.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time that designees of the Offeror represent a majority of the Equinox Board in the following circumstances: (a) by mutual written consent of Barrick and Equinox; (b) by Equinox, if the Offeror does not commence the Offer by 11:59 p.m. (Toronto time) on May 6, 2011 (the “Latest Mailing Time”) (other than as a result of Equinox’s default or breach of a material covenant or obligation hereunder); (c) by Barrick, if any condition to making the Offer for Barrick’s and the Offeror’s benefit is not satisfied or waived by the Latest Mailing Time (other than as a result of a default by Barrick under the Support Agreement); (d) by Barrick, if (i) the Minimum Tender Condition should not be satisfied at the Expiry Time and the Offeror shall not have elected to waive such condition, or (ii) any other condition of the Offer shall not be satisfied or waived at the Expiry Time and the Offeror shall not have elected to waive such condition; (e) by either Equinox or Barrick, if the Offeror does not take up and pay for the Shares deposited under the Offer by a date that is 120 days following the date of the commencement of the Offer (other than as a result of the material breach of any material covenant or obligation under the Support Agreement by the party seeking to terminate the Support Agreement in certain circumstances or as a result of any representation or warranty made by such party being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party), provided further, however, that if the Offeror’s take up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) the Offeror not having obtained any governmental or regulatory approval, including any Required Regulatory Approval, then, provided that such injunction or order is being contested or appealed or such governmental or regulatory approval is being actively sought, as applicable, the Support Agreement shall not be terminated until the earlier of (A) the fifth business day following the date on which such injunction or order ceases to be in effect or such governmental or regulatory approval is obtained, and (B) 180 days after the Offer is commenced; (f) by Barrick, if (i) Equinox is in material default of any covenant or obligation in the Support Agreement relating to the non-solicitation of Acquisition Proposals or Barrick’s right to match any Superior Proposal, (ii) Equinox is in material default of any other covenant or obligation in the Support Agreement, or (iii) any representation or warranty made by Equinox in the Support Agreement was, at the date of the Support Agreement, or shall have become untrue or incorrect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Equinox; and, in the case of any of (f)(ii) or f(iii), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date; (g) by Equinox, if (i) Barrick is in material default of any covenant or obligation in the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), or (ii) any representation or warranty of Barrick under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer, and, in the case of (g)(i) or (g)(ii), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date; (h) Barrick or Equinox, if any court of competent jurisdiction or other Governmental Entity in Canada, the United States, Australia, Saudi Arabia or Zambia shall have issued an order, decree or ruling permanently enjoining or otherwise prohibiting any of the Offer, the take-up of Shares by the Offeror pursuant to the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination of Barrick (or any of its affiliates) and Equinox, any other form of transaction whereby Barrick or any subsidiary of Barrick would effectively acquire all of the Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment and form and amount of consideration per Share) and having consequences to Equinox and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement and any other actions with respect to any other transactions contemplated by the Support Agreement (collectively, the “Contemplated Transactions”) (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable), which order, decree or ruling is final and non appealable; (i) by Barrick, if (i) the Equinox Board fails to publicly recommend the Offer or reaffirm its approval of the Offer within three days of any written request by Barrick (or, in the event that the Offer shall be scheduled to expire within such three-day period, prior to the scheduled expiry of the Offer), (ii) the Equinox Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Barrick, (iii) the Equinox Board or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal, (iv) the Equinox Board or any committee thereof remains neutral beyond the 10-day period following the public announcement of an Acquisition Proposal in respect of an Acquisition Proposal, (v) Equinox fails to take any action required under the Support Agreement with respect to the Shareholder Rights Plan to defer the Separation Time or to allow the timely completion of any of the Contemplated Transactions, or (vi) Equinox modifies, varies (including waiving any condition thereof) or extends the Lundin Bid (other than in connection with Equinox fulfilling its obligations to withdraw the Lundin Bid pursuant to the Support Agreement) or acquires any securities under the Lundin Bid; or (j) by Equinox, if Equinox proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement, Equinox shall have paid to Barrick or an assignee of Barrick the applicable Termination Payment.

Termination Payment and Expense Reimbursement

Equinox is obligated to pay Barrick a termination payment in the amount of $250 million (the “Termination Payment”) upon the occurrence of any of the following: (a) the Support Agreement is terminated by Barrick in the circumstances described in (f)(i) above or (i) above; (b) the Support Agreement is terminated by Equinox in the circumstances described in (j) above; or (c) the Support Agreement is terminated by Barrick pursuant to (d)(i) above if, following the date of the Support Agreement and prior to the date on which the Support Agreement is terminated: (A) an Acquisition Proposal is publicly announced or made, or any person has publicly announced an intention to make an Acquisition Proposal (excluding the proposal made by Minmetals Resources Limited in certain circumstances); and (B) either (I) an Acquisition Proposal is completed within 12 months following the date of the Support Agreement, or (II) an agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement in certain circumstances) is entered into with Equinox within 12 months following the date of the Support Agreement and such Acquisition Proposal is subsequently completed. Unless the Termination Payment is paid, Barrick shall be entitled to an expense reimbursement payment of $30 million if the Support Agreement is terminated pursuant to (d)(i) above or (f) above (other than (f)(i)).

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Barrick, the Offeror and Equinox relating to, among other things: corporate status, and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties of Equinox also address various matters relating to the business, operations and properties of Equinox and its subsidiaries, including, among other things: capitalization; public filings; accuracy of financial statements; liabilities and indebtedness; books and records; absence of certain changes or events; litigation; compliance with Laws; employment matters; tax matters; material contracts; related party transactions; mineral reserves and resources; properties and mineral rights; disclosure controls and procedures; internal controls over financial reporting; reporting issuer status and anti-corruption laws. In addition, Barrick and the Offeror have represented that they have made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Shares acquired pursuant to the Offer.

Conduct of Business

Equinox has covenanted and agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Equinox Board and the termination of the Support Agreement, unless Barrick shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Support Agreement, Equinox will, and will cause each of its subsidiaries to, among other things, conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and use reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Equinox has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement. Equinox and its subsidiaries will not (among other things): (a) acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $10 million in the aggregate; (b) subject to certain exceptions, incur, or commit to, capital expenditures in excess of $20 million in the aggregate; or (c) subject to certain exceptions, sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $5 million in the aggregate.

Equinox has also agreed to notify Barrick of: (a) any material change (within the meaning of the OSA) in relation to Equinox and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event which occurrence or failure would or may (i) cause any of the representations or warranties of Equinox contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure of Equinox to comply with or satisfy any covenant, condition or agreement under the Support Agreement. Barrick and the Offeror acknowledged that any inadvertent failure to notify the other of a matter that is not material shall not in and of itself entitle a party to terminate the Support Agreement.

Other Covenants

Each of Equinox, Barrick and the Offeror has agreed to a number of mutual covenants, including to co-operate in good faith and use commercially reasonable efforts to take all action and do all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement, and for the discharge by Barrick, the Offeror and Equinox of its respective obligations under the Support Agreement and the Offer (including its obligations under Applicable Securities Laws) including to use commercially reasonable efforts to: (a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Equinox’s operations); (b) obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities, in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents as the other party may reasonably require; (c) defend all lawsuits or other legal proceedings challenging the Support Agreement or the consummation of the transactions contemplated in the Support Agreement; (d) cause to be lifted or rescinded any injunction or restraining order or other adverse order (including any cease trade order, objection, injunction or other prohibition) which may be issued in connection with the transactions contemplated in the Support Agreement against any of the parties; and (e) fulfil all conditions and satisfy all provisions of the Support Agreement and the Offer. In addition, upon reasonable notice, Equinox has agreed to provide Barrick with reasonable access during normal business hours, to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in Equinox’s possession and control, including material contracts, and access to the personnel of and counsel to Equinox and its subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Equinox and its subsidiaries in order to allow Barrick to perform such investigations as Barrick and the Offeror may consider necessary or advisable for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reasons reasonably relating to the Contemplated Transactions.

Directors’ and Officers’ Insurance and Indemnification

From and after the time that designees of the Offeror represent a majority of the Equinox Board and for a period of six years thereafter, Barrick and the Offeror shall cause Equinox (or its successor) to maintain its current directors’ and officers’ liability insurance policy or a reasonably equivalent policy; provided, however, that the Offeror will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 300% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 300% of such amount, Barrick and the Offeror shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 300% of such amount. Alternatively, the Offeror (at its discretion) can cause Equinox to purchase run off directors’ and officers’ liability insurance, provided that the premium will not exceed 300% of the premium currently charged to Equinox for directors’ and officers’ liability insurance.

Outstanding Equinox Options

The Equinox Board covenants in the Support Agreement to resolve to accelerate the vesting of all Options and to permit the exercise of Options conditional upon, and immediately prior to, Barrick taking up Shares under the Offer.

Under the Support Agreement, the Offeror acknowledged and agreed that (i) holders of Options will be permitted to tender Shares issuable upon the exercise thereof to the Offer and for such purpose to exercise their Options in a manner acceptable to the Offeror, acting reasonably, conditional upon, and immediately prior to, the Offeror taking up Shares under the Offer, and (ii) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options otherwise validly accept the Offer in accordance with its terms with respect to such Shares. On the conditional exercise of Options, provided that the Shares acquired thereunder are tendered to the Offer, the holder shall direct the Offeror in writing (in a form acceptable to the Offeror, acting reasonably) to pay to Equinox from the proceeds of sale of such Shares otherwise payable to the Option holder for remittance to the relevant tax authority an amount (the “Withholding Amount”) sufficient to satisfy all applicable income tax and other source deductions arising on the exercise of the Options.

Holders of in-the-money Options will be permitted to elect in writing (in a form acceptable to the Offeror, acting reasonably), in lieu of conditionally exercising Options as described above to have Equinox purchase such Options for cancellation in consideration for a cash payment from Equinox that is equal to the product obtained by multiplying (i) the amount by which the price per Share under the Offer exceeds the exercise price per Share of each such Option, by (ii) the number of Shares underlying such Option (the “Option Consideration”). Equinox shall purchase the Options of any holder making such an election conditional upon and immediately prior to, the Offeror taking up Shares under the Offer and immediately thereafter all such Options acquired by Equinox shall be cancelled. Equinox shall withhold from the Option Consideration, and shall remit to the relevant tax authority, an amount sufficient to satisfy all applicable income tax and other source deductions arising on the purchase for cancellation.

Barrick Guarantee

Barrick has unconditionally and irrevocably guaranteed under the Support Agreement, and agreed to be jointly and severally liable with the Offeror, as principal obligor, for the due and punctual performance of the obligations of the Offeror under or relating to the Offer and the other transactions contemplated by the Support Agreement.

7.	Purpose of the Offer and Plans for Equinox

The purpose of the Offer is to enable the Offeror to acquire (and Barrick to acquire indirectly through the Offeror) all of the outstanding Shares. The effect of the Offer is to give all Shareholders the opportunity to receive Cdn.$8.15 in cash per Share, representing a 30% premium over the February 25, 2011 closing price of the Shares on the TSX (the last trading day before Equinox announced its intention to make a take-over bid for Lundin). The Offer also represents a 16% premium over the per Share price under the offer for Equinox proposed by Minmetals Resources Limited on April 3, 2011.

If, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer is accepted by Shareholders holding not less than 90% of the outstanding Shares as at the Expiry Time, excluding any Shares held at the date of the Offer by or on behalf of the Offeror or an “affiliate” or an “associate” (as those terms are defined in the CBCA) of the Offeror, and the Offeror acquires such Shares, then the Offeror shall, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer on the same terms as the Shares acquired under the Offer pursuant to a Compulsory Acquisition. The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered under the Offer, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share paid under the Offer. In the event the Offeror takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), the Offeror will use commercially reasonable efforts, and Equinox will assist the Offeror in order for the Offeror to acquire sufficient number of Shares to successfully complete a Subsequent Acquisition Transaction, involving Equinox and Barrick or a Barrick subsidiary and, for greater certainty, when the Offeror has acquired sufficient Shares to do so, it shall complete a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own sufficient Shares to effect a Subsequent Acquisition Transaction without the need for the affirmative vote of any other Shareholder. See Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

If permitted by applicable Laws, Barrick intends to cause Equinox to apply to delist the Shares from the TSX and the CDIs from the ASX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Barrick intends to cause Equinox to cease to be a reporting issuer under the securities laws of each province and territory of Canada. See Section 8 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and CDIs and Status as a Reporting Issuer”.

Upon completion of the Offer, Barrick intends to conduct a detailed review of Equinox, including an evaluation of its business plans, assets, operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist.

Under the Support Agreement, Equinox acknowledges that, promptly following the time at which the Offeror takes up for purchase such number of Shares as represents at least a majority of the outstanding Shares on a fully-diluted basis, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Equinox Board, and any committees thereof, as is proportionate to the percentage of outstanding Shares beneficially owned by Barrick or a Barrick subsidiary, subject to applicable Law and other matters contemplated in the Support Agreement. In such circumstances, Equinox covenants to, among other things, not frustrate the Offeror’s attempts to do so.

8.	Effect of the Offer on the Market for and Listing of Shares and CDIs and Status as a Reporting Issuer

The purchase of Shares (including Shares represented by CDIs) by the Offeror under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and CDI Holders and, depending on the number of Shares (including Shares represented by CDIs) acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Shares and CDIs held by the public.

The rules and regulations of the TSX and the ASX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Shares from the TSX and of the CDIs from the ASX. Depending on the number of Shares (including Shares represented by CDIs) purchased by the Offeror under the Offer or otherwise, it is possible that the Shares would fail to meet the requirements for continued listing on the TSX and that the CDIs would fail to meet the requirements for continued listing on the ASX. If this were to happen, the Shares and/or the CDIs could be delisted and, in the case of the Shares, this could, in turn, adversely affect the market or result in a lack of an established market for those Shares. If the CDIs are delisted, the CDI program would end and the CDI Holders would be entitled to the Shares represented by the CDIs held by them. If permitted by applicable Laws, the Offeror intends to cause Equinox to apply to delist the Shares from the TSX and to delist the CDIs from the ASX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Shares are delisted from the TSX and the CDIs are delisted from the ASX, the extent of the public market for the Shares (including the Shares that had been represented by CDIs) and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held at such time, the interest in maintaining a market in Shares on the part of securities firms, whether Equinox remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Equinox may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA, securities Laws of the provinces and territories of Canada and the continuous disclosure requirements of the ASX in Australia. Furthermore, it may be possible for Equinox to request the elimination of the public reporting requirements of any jurisdiction where a small number of Shareholders or holders of CDIs may reside. Subsequent to the completion of the Offer, if the Offeror proceeds with a Compulsory Acquisition or a Subsequent Acquisition Transaction, and if permitted by applicable Laws, the Offeror intends to cause Equinox to cease to be a reporting issuer under the securities Laws of each province and territory of Canada where it is a reporting issuer and to cease to be subject to ASX’s continuous disclosure requirements in Australia.

The Shares are not currently registered under the U.S. Exchange Act or listed or quoted on a stock exchange in the United States. Accordingly, Equinox does not file periodic reports under the U.S. Exchange Act with the SEC.

9.	Shareholder Rights Plan

Equinox and CIBC Mellon Trust Company, as rights agent, entered into the Shareholder Rights Plan dated as of May 7, 2009, which amended and restated a shareholder rights plan agreement dated as of February 22, 2006. The full text of the Shareholder Rights Plan has been filed by Equinox on SEDAR.

Pursuant to the Shareholder Rights Plan, Equinox issued one SRP Right in respect of each outstanding Equinox common share at the close of business on February 22, 2006 and authorized the issue of one SRP Right for each Equinox common share issued thereafter. The SRP Rights are attached to the Equinox common shares and are not exercisable until after the “Separation Time”, being the close of business on the tenth Business Day (as such term is defined in the Shareholder Rights Plan) after the earlier of: (a) the “Stock Acquisition Date” (as defined in the Shareholder Rights Plan), which is generally the first date of public announcement or disclosure of facts indicating that a person has become a beneficial owner of 20% or more of the outstanding Shares, subject to certain exceptions set out in the Shareholder Rights Plan; (b) the date of the commencement of, or first public announcement of, the intent of any person (other than Equinox or a subsidiary of Equinox), to commence a take-over bid other than a “Permitted Bid” (or a “Competing Permitted Bid”) (each, as defined in the Shareholder Rights Plan); and (c) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such. In each case, the Separation Time can be such later date as may be determined by the Equinox Board. If any take-over bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such take-over bid will be deemed never to have been made.

The Equinox Board has agreed to take all further action necessary (a) in order to ensure that the Separation Time does not occur in connection with the Support Agreement or any of the Contemplated Transactions, (b) to give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Contemplated Transactions, and (c) in order to ensure that upon the take-up of Shares pursuant to the Offer, all SRP Rights cease to be exercisable and are immediately redeemed at the Redemption Price (as defined in the Shareholder Rights Plan) as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all SRP Rights become null and void. Equinox has also covenanted that it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the five business day Right To Match Period provided to the Offeror in respect of any Superior Proposal in the Support Agreement has expired (or such waiver is deemed to occur as a result of the waiver of the Shareholders Rights Plan to the Offer), and it will not amend the Shareholder Rights Plan or authorize, approve or adopt any other shareholder rights plan providing therefor. Notwithstanding the foregoing, Equinox shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

It is a condition of the Offer that the Offeror shall have determined in its reasonable discretion that, on terms satisfactory to the Offeror: (a) the Equinox Board shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (b) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of common shares of Equinox upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (c) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (d) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and any acquisition of Shares pursuant thereto. See Section 4 of the Offer, “Conditions of the Offer”.

10.	Source of Funds

The total amount of funds required by the Offeror to consummate the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, including to pay for Shares issued as a result of the exercise of Options, and related fees and expenses, is estimated to be approximately U.S.$7.8 billion. Barrick will fund or arrange for the funding of the Offeror in an amount sufficient to satisfy such cash requirement by way of guaranteeing borrowing by the Offeror and/or equity investment in the Offeror and loans to the Offeror from cash resources and other liquidity available to Barrick.

Barrick intends to finance such funding requirements through new multicurrency bridge loan and revolving credit facilities (the “Facilities”), together with its available cash and other available liquidity. The Facilities will be provided pursuant to a binding commitment letter dated April 24, 2011 among Royal Bank of Canada and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint bookrunners (together, and in such capacity, the “Arrangers”) and Barrick. The Facilities will be comprised of two credit facilities in an aggregate principal amount of U.S.$5.0 billion as follows: (a) a U.S.$3.5 billion senior unsecured bridge loan facility with a term of 364 days; and (b) a U.S.$1.5 billion senior unsecured revolving credit facility (subject to increase to U.S.$2.0 billion with a corresponding decrease to the bridge loan facility) with a term of five years.

The proceeds of loans drawn under the Facilities may be used by Barrick, the Offeror and any other permitted borrower thereunder for the following purposes: (a) financing the acquisition of Shares pursuant to the Offer and any subsequent acquisition (including a Compulsory Acquisition or any Subsequent Acquisition Transaction); (b) the payment of fees, costs and expenses relating to the acquisition of Equinox and the Facilities; (c) refinancing the indebtedness of Equinox or its subsidiaries; and (d) in the case of the revolving credit facility, working capital and general corporate purposes of the Barrick Group. Amounts repaid under the revolving credit facility may be re-borrowed.

Loans drawn down under the Facilities bear interest at specified margins (which are dependent on the long term obligations ratings of Barrick) over LIBOR, the U.S. base rate, the Canadian prime rate or the bankers’ acceptances rate, as the case may be. Certain fees are payable by Barrick to the Arrangers and/or lenders in connection with the Facilities. These include commitment fees and duration fees. The Facilities will also contain certain other terms, including increased costs payable to the lenders and the giving of certain indemnities.

The funding commitments under the Facilities are subject to conditions typical in commercial lending transactions of this kind, including conditions substantially reflecting the conditions of the Offer. The Offeror and Barrick believe that the possibility is remote that the conditions to drawings under the Facilities that are in addition to the conditions of the Offer will not be satisfied.

The definitive documentation for the Facilities will be substantially in the form of Barrick’s existing Credit and Guarantee Agreement dated as of April 29, 2002, as amended, restated, supplemented, extended or otherwise modified prior to the date of the Offer (the “Existing Credit Agreement”) by and among Barrick, certain of its subsidiaries, the lenders parties thereto and the Royal Bank of Canada as administrative agent, and will contain representations, warranties, covenants and events of default substantially similar to those set forth in the Existing Credit Agreement, except in relation to certain additional or modified provisions agreed for purposes of the Facilities, including a minimum consolidated tangible net worth covenant of Barrick and mandatory prepayment provisions in relation to the senior unsecured bridge facility (which are described below).

All loans drawn under the Facilities may be prepaid without penalty, subject to customary breakage costs. In addition, Barrick is required to use the net cash proceeds arising from (a) certain sales or issuances of equity of Barrick or incurrence of indebtedness for borrowed money by Barrick or its subsidiaries and (b) certain non-ordinary course sales of assets, in each case subject to specified thresholds and exceptions, to prepay or cancel the U.S.$3.5 billion senior unsecured bridge facility. Barrick is not obligated to dispose of any Equinox assets under the terms of the Facilities. Barrick (and the other borrowers, if applicable, under the Facilities) may refinance or repay drawings to be made under the Facilities over time with the proceeds of subsequent capital market issues and/or with freely available cash.

The Facilities are unsecured. Each of the guarantors under Barrick’s Existing Credit Agreement will be a guarantor under the documentation in respect of the Facilities, and, in the event that the Offeror or any additional borrower other than Barrick is a borrower under the Facilities, Barrick will be a guarantor of the Facilities.

The Offer is not subject to any financing condition. The Offeror believes that Barrick’s financial condition is not material to a decision by a Shareholder whether to deposit Shares under the Offer because: (a) cash is the only consideration that will be paid to Shareholders in connection with the Offer; (b) the Offeror is offering to purchase all of the outstanding Shares in the Offer; and (c) with the funding under the Facilities, Barrick will have sufficient funds to fund or arrange for funding of the Offeror with sufficient funds to fund the total amount required to consummate the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, including related fees and expenses and any amounts that Equinox might be required to prepay under its existing financing as a result thereof.

11.	Ownership of and Trading in Securities of Equinox

The Offeror, together with its affiliates, currently owns 18,198,753 Shares (including Shares represented by CDIs), representing approximately 2% of the outstanding Shares. No Shares or other securities of Equinox are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by the Offeror or Barrick or their respective directors or officers, other than 30,000 Shares held by Mr. C. William D. Birchall, a director of Barrick. Mr. Birchall acquired these Shares in 2005. To the knowledge of the Offeror, after reasonable enquiry, no Shares or other securities of Equinox are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider (as such term is defined in the OSA) of the Offeror or Barrick, any insider of the Offeror or Barrick (other than directors or officers of the Offeror or Barrick), or any person acting jointly or in concert with the Offeror and Barrick.

Except as described below, to the knowledge of the Offeror, after reasonable enquiry, none of the Offeror or Barrick or their respective directors or officers or any “associate” or “affiliate” of an insider (as such term is defined in the OSA) of the Offeror or Barrick, any insider of the Offeror or Barrick or any person acting jointly or in concert with the Offeror and Barrick, purchased or sold any securities of Equinox during the six-month period preceding the date of the Offer.

The following purchases of Shares were made by Barrick:

Number of Shares Purchased	Price Paid per Share	Date of Transaction
703,900	Cdn.$5.47	03/28/2011
1,634,100	Cdn.$5.48	03/29/2011
1,580,600	Cdn.$5.63	03/30/2011
747,600	Cdn.$5.76	03/31/2011
369,500	Cdn.$5.74	04/01/2011
1,593,900	Cdn.$7.50	04/06/2011
309,800	Cdn.$7.50	04/07/2011
874,400	Cdn.$7.50	04/11/2011
4,920,200	Cdn.$7.50	04/12/2011
12,734,000

The following purchases of CDIs were made by Barrick:

Number of CDIs Purchased	Price Paid per CDI	Date of Transaction
298,867	Au.$5.45	03/29/2011
316,679	Au.$5.58	03/30/2011
134,878	Au.$5.61	03/31/2011
171,155	Au.$5.70	04/01/2011
1,970,100	Au.$7.48	04/06/2011
492,364	Au.$7.48	04/07/2011
1,434,921	Au.$7.44	04/08/2011
645,789	Au.$7.43	04/12/2011
5,464,753

In aggregate, Barrick purchased 18,198,753 Shares (including Shares represented by CDIs) in the past six months.

12.	Commitments to Acquire Securities of Equinox

None of the Offeror or Barrick or, to the knowledge of the Offeror, after reasonable enquiry, their respective directors or officers, any associate or affiliate of an insider (as such term is defined in the OSA) of the Offeror or Barrick, any insider of the Offeror or Barrick or any person acting jointly or in concert with the Offeror and Barrick, has entered into any agreements, commitments or understandings to acquire any securities of Equinox.

13.	Other Material Facts

The Offeror has no knowledge of any material fact concerning the securities of Equinox that has not been generally disclosed by Equinox or any other matter that has not previously been generally disclosed which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.	Acquisition of Shares Not Deposited Under the Offer

It is the Offeror’s intention that, if it takes up and pays for Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Shares not acquired by it pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held at the date of the Offer by or on behalf of the Offeror or an “affiliate” or an “associate” (as those terms are defined in the CBCA) of the Offeror, the Offeror shall, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer on the same terms as the Shares acquired under the Offer pursuant to the provisions of Section 206 of the CBCA (a “Compulsory Acquisition”).

To exercise its statutory right of Compulsory Acquisition, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) and the Director under the CBCA of such proposed acquisition within 60 days following the termination of the Offer and in any event within 180 days following the date of the Offer. Within 20 days after having given the Offeror’s Notice, the Offeror must pay or transfer to Equinox the consideration it would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the Shares held by such Dissenting Offeree to Equinox and must elect either to transfer such Shares to the Offeror on the terms on which the Offeror acquired Shares under the Offer or to demand payment of the fair value of the Shares by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror’s Notice. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Shares to the Offeror on the same terms on which the Offeror acquired the Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Shares, the Offeror may apply to a court having jurisdiction to hear the application to fix the fair value of the Shares of that Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it has made payment or transferred the consideration to Equinox, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value of the Shares. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Shares to the Offeror on the same terms on which the Offeror acquired Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount of the offered consideration per Share paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of Section 206 of the CBCA. Shareholders should refer to Section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Compelled Acquisition

If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learned of the Offer, require the Offeror to acquire the Shareholder’s Shares on the terms of the Offer pursuant to the provisions of Section 206.1 of the CBCA (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of Section 206.1 of the CBCA. Shareholders should refer to Section 206.1 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror acquires Deposited Shares but the statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror intends, depending on the number of Shares acquired, to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Equinox and the Offeror, or an affiliate of the Offeror, for the purpose of enabling the Offeror or one of its affiliates to acquire all Shares not acquired by it pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer.

The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share paid under the Offer. In the event the Offeror takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), the Offeror will use commercially reasonable efforts, and Equinox will assist the Offeror in order for the Offeror to acquire sufficient number of Shares to successfully complete a Subsequent Acquisition Transaction involving Equinox and Barrick or a Barrick subsidiary and, for greater certainty, when the Offeror has acquired sufficient Shares to do so, it shall complete a Subsequent Acquisition Transaction provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction will not be less than the consideration per Share paid under the Offer, and in no event will the Offeror be required to offer consideration per Share greater than the price per Share under the Offer.

If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for Shares deposited under the Offer, the Offeror should own sufficient Shares to effect a Subsequent Acquisition Transaction without the need for the affirmative vote of any other Shareholder.

Any Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the applicable statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.

Each type of Subsequent Acquisition Transaction described above would be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with MI 61-101, the “related party transaction” provisions of MI 61-101 do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (in this case, the Shares), and subject to certain exceptions, any non-cash consideration being offered therefor, and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on an available exemption (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Equinox or the Offeror or their affiliates, as appropriate) from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration per security under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure and currently expects that these exemptions will be available.

Depending on the nature of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the CBCA and Equinox’s constating documents will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the applicable securities regulatory authorities as required, all Shareholders other than the Offeror (other than in respect of Shares acquired pursuant to the Offer as described below), any “interested party” (within the meaning of MI 61-101), certain “related parties” of the Offeror or any other “interested party” (in each case within the meaning of MI 61-101), including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons.

MI 61-101 provides that the Offeror may treat Shares acquired pursuant to the Offer as “minority” shares and vote them in favour of a Subsequent Acquisition Transaction that is a business combination provided that, among other things: (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration for each Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, a direct or indirect party to any “connected transaction” to the Offer (for the purpose of MI 61-101) or entitled to receive, directly or indirectly, in connection with the Offer, a “collateral” benefit” (for purposes of MI 61-101) or consideration per Share that is not identical in amount and form to the entitlement of the general body of Shareholders in Canada of Shares. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Date, and accordingly the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction. To the knowledge of the Offeror, after reasonable inquiry, only the votes attached to 18,198,753 Shares held by Barrick (including Shares represented by CDIs) and 30,000 Shares held by Mr. C. William D. Birchall, a director of Barrick, would be required to be excluded in determining whether minority approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101.

In addition, under MI 61-101, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory appraisal right or a substantially equivalent enforceable right is made available to the minority shareholders.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, Section 17 of the Circular, “Certain United States Income Tax Considerations” and Section 18 of the Circular, “Certain Australian Federal Income Tax Considerations”, for a general discussion of the Canadian, U.S. and Australian income tax considerations relevant to a Shareholder in the event of a Subsequent Acquisition Transaction. Shareholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Equinox will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although, if available, the Offeror intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that such transaction will not be consummated or may be delayed.

Other Transactions

If the Offeror does not acquire a sufficient number of Shares to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in its ownership of 100% of the Shares. Under such circumstances, an amalgamation, arrangement or other transaction would require the approval of two-thirds of the votes cast by the holders of Shares, and may require approval of a majority of the votes cast by holders of Shares other than the Offeror and its affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by the Offeror. Any additional purchases of Shares could be at a price per Share greater than, equal to or less than the consideration to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for the Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiration of the Offer. Prior to the adoption of MI 61-101, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation (including the CBCA) and in Canadian jurisprudence has been toward permitting going private transactions to proceed, subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

15.	Regulatory Matters

Except as discussed below, to the knowledge of the Offeror, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Investment Canada Act

Subject to certain limited exceptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds the financial threshold prescribed under Part IV of the Investment Canada Act (a “Reviewable Transaction”) is subject to review and cannot be implemented unless the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the “Minister”) and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada (the “Net Benefit Ruling”).

Accordingly, in the case of a Reviewable Transaction, a purchaser to whom the Investment Canada Act applies must submit an application to the Minister (an “Application for Review”) seeking approval of the Reviewable Transaction and cannot complete the transaction until it receives a Net Benefit Ruling. The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days.

A “non-Canadian” under the Investment Canada Act includes an entity that is not “Canadian.” A corporation will not be “Canadian” if it is not “Canadian-controlled”. One of the criterion for being considered “Canadian-controlled” is that a majority of a corporation’s voting interests are held by Canadians. Where it is not possible to identify the citizenship of a corporation’s shareholders, as would be the case for most public companies, the Investment Canada Act presumes that a corporation is non-Canadian unless, among other things, 66 2/3% of the members of its board of directors are “Canadian” within the meaning of the Investment Canada Act. Following Barrick’s annual shareholders’ meeting to be held on April 27, 2011 (prior to the expiry of the Offer), it is anticipated that only nine of 14 (or 64%) of Barrick’s directors will be Canadian. Accordingly, Barrick may, prior to acquisition of Shares under the Offer, be “presumed” to be non-Canadian within the meaning of the Investment Canada Act, notwithstanding that Barrick’s head office and the majority of its executive team are based in Canada. Based on Equinox’s financial statements for the year ended December 31, 2010, the transaction contemplated by the Offer constitutes a Reviewable Transaction. Accordingly, the Offeror filed on April 7, 2011 an Application for Review under the Investment Canada Act.

In determining whether to issue a Net Benefit Ruling, the Minister is required to consider, among other things, the Application for Review and any written undertakings offered by the purchaser to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a Net Benefit Ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, the compatibility of the investment with national and provincial industrial, economic and cultural policies, and the contribution of the investment to Canada’s ability to compete in world markets.

If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the purchaser, advising the purchaser of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the purchaser and the Minister.

At any time, and in any event within a reasonable time after the expiry of the period for making representations and submitting undertakings described above, the Minister shall send a notice to the purchaser that either the Minister is satisfied that the investment is likely to be of net benefit to Canada (i.e., a Net Benefit Ruling) or confirmation that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

In addition, under Part IV.1 of the Investment Canada Act, investments by non-Canadians to establish a new Canadian business, acquire control of a Canadian business, or acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, whether or not the transaction is a Reviewable Transaction, can be made subject to review and approval on grounds that the investment could be injurious to national security. In the case of a Reviewable Transaction, within 45 days of when the purchaser submits its Application for Review to the Minister, the Minister can either issue a notice to the purchaser, indicating that a review may be necessary on grounds that the transaction could be injurious to national security, in which case the Minister has 25 days thereafter to determine whether it will recommend to the Governor in Council (the federal Cabinet) that it order a review, or after consulting with the Minister of Public Safety and Emergency Preparedness, recommend to the Governor in Council that it order a review of the transaction on national security grounds. If the Minister issues a notice that it is considering making a recommendation for a review to the Governor in Council or that the Governor in Council has made an order requiring a review on national security grounds, the purchaser is thereafter precluded from completing the transaction until the process is completed, as described below.

If an order for a review is made by the Governor in Council, the Minister, after consulting with the Minister of Public Safety and Emergency Preparedness (and any other investigative body that is prescribed by National Security Review of Investments Regulations), is required to, within 45 days of such order, or any further period that is agreed on by the Minister and the purchaser, either: (a) refer the investment under review to the Governor in Council, together with a report of the Minister’s findings and recommendations on the review, if (i) the Minister is satisfied that the investment would be injurious to national security, or (ii) on the basis of the information available, the Minister is not able to determine whether the investment would be injurious to national security; or (b) send to the purchaser a notice indicating that no further action will be taken in respect of the investment if the Minister is satisfied that the investment would not be injurious to national security. In the latter case, the Minister will continue its review of the purchaser’s Application for Review and any proposed undertakings. If the Minister has referred the transaction to the Governor in Council, the Governor in Council may, by order, within 15 days of such referral, take any measures in respect of the investment that the Governor in Council considers advisable to protect national security, including: (a) directing the purchaser not to implement the investment; (b) authorizing the investment on the condition that the non-Canadian (i) give any written undertakings to Her Majesty in right of Canada relating to the investment that the Governor in Council considers necessary in the circumstances, or (ii) implement the investment on the terms and conditions contained in the order, in which case the Minister will continue its review of the purchaser’s Application for Review and any proposed undertakings; or (c) requiring the purchaser to divest itself of control of the Canadian business or of its investment in the entity.

The obligation of the Offeror to complete the Offer is, among other things, subject to receipt by the Offeror of ICA Approval, on terms and conditions satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer, “Conditions of the Offer”.

Australian Foreign Investment Approval

Foreign investment in Australia is regulated by both the FATA and the Australian Government’s “Foreign Investment Policy” (“FIP”). The FATA and the FIP identify which foreign investment proposals need to be compulsorily notified for examination, which can be notified on a voluntary basis and which are exempt from review. The FATA and the FIP extend to indirect foreign investment, including the acquisition of non-Australian companies which happen to have Australian subsidiaries or Australian assets. The Foreign Investment Review Board (“FIRB”), an Australian Government agency, examines foreign investment proposals and makes recommendations to the Federal Treasurer. The Federal Treasurer is ultimately responsible for approving or rejecting such proposals.

FIRB and the Treasurer review foreign investment proposals against Australian’s national interest on a case-by-case basis. The Treasurer has the discretion to block proposals which are considered contrary to the national interest or impose conditions on the way proposals are implemented to ensure they do not operate contrary to the national interest. There is no fixed national interest test but FIRB and the Treasurer tend to take into account the impact of the proposal on matters such as Australia’s national security, Australian government policies including tax and competition and the economy and the community. The character of the investor is also a consideration.

Barrick and the Offeror are foreign persons for the purposes of the FATA and the FIP. While Equinox itself is a Canadian-registered company, it has numerous Australian subsidiaries which themselves hold substantial assets. This means that, while the proposed acquisition of Shares by the Offeror is not compulsorily notifiable to FIRB, the Treasurer would be empowered to unwind the acquisition if it was considered to be contrary to Australia’s national interest. Accordingly, on April 8, 2011, Barrick voluntarily notified FIRB of the proposed acquisition and sought confirmation that the Australian Government has no objection to the acquisition. This obligation of the Offeror to complete the Offer is, among other things, subject to obtaining the FATA Approval on terms and conditions satisfactory to the Offeror, and acting reasonably.

Zambian Competition and Consumer Protection Act, 2010

Zambia’s Competition and Consumer Protection Act, 2010 (“CCPA”) requires that mergers that exceed a prescribed threshold be reviewed by the Competition and Consumer Protection Commissioner (“CCPC”), and prohibits such reviewable mergers from being completed prior to a decision of the CCPC. The CCPC is also empowered to review transactions that fall below the review threshold. Although there are currently no review thresholds prescribed by law, due to the significant value of Equinox’s assets in Zambia, the Offeror intends to make an application to the CCPC to seek CCPC’s authorization of the Offer and to have the review conducted on an expedited basis.

Upon receipt of a merger notification, the CCPC carries out a market assessment to determine the likely effects of the proposed transaction in the relevant market, on trade and on the economy in general. The CCPC shall, in undertaking this assessment, determine whether the proposed transaction is likely to prevent or substantially lessen competition in a market in Zambia. The CCPA prescribes a number of economic criteria that the CCPC must consider in conducting its assessment, as well as a number of public interest criteria that it may consider. Subject to an ability to extend the initial review period by up to 30 days (with 14 days’ advance notice), the CCPC shall complete its review within 90 days of receiving the merger notification.

The obligation of the Offeror to complete the Offer is, among other things, subject to obtaining the CCPA Approval on terms and conditions satisfactory to the Offeror, acting reasonably.

16.	Certain Canadian Federal Income Tax Considerations

In the opinion of Ogilvy Renault LLP, Canadian counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial holder of Shares who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

This summary is based on the current provisions of the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder in force as of the date hereof, and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in Law or administrative practice, whether by judicial, governmental or legislative decision or action, or changes in administrative practices or assessing policies of the CRA, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which or for whom a Share would be, a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency, or (v) who has acquired Shares on the exercise of Options. Such Shareholders should consult their own tax advisors. This summary does not describe the Canadian tax consequences applicable to holders of Options who exercise, convert or exchange Options. Such holders should consult their own tax advisors.

This summary assumes that no payment will be made for any SRP Rights and that no part of the Offer Price will be allocated to the SRP Rights.

For purposes of the Tax Act, amounts denominated in a foreign currency must be converted to an amount expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Shares having regard to their own particular circumstances, including the application and effect of the income and other tax Laws of any national, provincial, state or local tax authority.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a beneficial holder of Shares who, at all relevant times, for purposes of the Tax Act is, or is deemed to be, resident in Canada, deals at arm’s length with and is not affiliated with the Offeror or Equinox and holds Shares as capital property (a “Resident Shareholder”). Shares generally will be considered to be capital property to a Resident Shareholder unless the Resident Shareholder holds such Shares in the course of carrying on a business or acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In certain circumstances, a Resident Shareholder whose Shares might not otherwise be considered to be capital property may make an irrevocable election under subsection 39(4) of the Tax Act to have the Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Resident Shareholders who may not hold their Shares as capital property should consult their own tax advisors regarding their particular circumstances.

Sale Pursuant to the Offer

A Resident Shareholder who disposes of Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (generally the cash received), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Shares to the Resident Shareholder immediately before the disposition.

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Share may be reduced by the amount of dividends previously received or deemed to have been received on such Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply where Shares are held by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be applicable should consult their own tax advisors regarding these rules.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains.

Compulsory Acquisition

As described under Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Shares pursuant to Section 206 of the CBCA. A Resident Shareholder disposing of Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”.

A Resident Shareholder who dissents in a Compulsory Acquisition and is entitled to receive the fair value of its Shares will be considered to have disposed of the Shares for proceeds of disposition equal to the amount fixed as such by the court (not including the amount of any interest awarded by the court). As a result, such dissenting Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Shareholder by the court is required to be included in computing such Resident Shareholder’s income for the purposes of the Tax Act.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of interest and taxable capital gains.

Subsequent Acquisition Transaction

As described under Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Shares pursuant to the Offer or a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining outstanding Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Equinox with the Offeror or one or more affiliates of the Offeror pursuant to which Resident Shareholders who had not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation solely for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”), which would immediately thereafter be redeemed for cash. Generally, in those circumstances, a Resident Shareholder would not realize a capital gain or capital loss as a result of such exchange of Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Shares to the Resident Shareholder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Shareholder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Shareholders that are corporations, as discussed below) equal to the amount by which the redemption price of its Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares. The tax consequences to the Resident Shareholder in respect of such capital gain or capital loss would be as described under the heading “Sale Pursuant to the Offer”.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation is deemed to receive a dividend in certain circumstances, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Shareholder’s capital gain on the redemption of such shares. Accordingly, Resident Shareholders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Shareholder that is a corporation as a result of the redemption of its Redeemable Shares will be included in computing the Resident Shareholder’s income, but generally will also be deductible in computing taxable income.

A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the redemption of its Redeemable Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income.

In the case of a Resident Shareholder who is an individual, dividends deemed to be received as a result of the redemption of its Redeemable Shares will be included in computing the Resident Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act). There can be no assurance that any deemed dividend will be designated as an eligible dividend.

Pursuant to the current administrative practice of the CRA, a Resident Shareholder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Shareholder (other than interest awarded by the court). In this case, the tax consequences of the Resident Shareholder in respect of such capital gain or capital loss would be as described under the heading “Sale Pursuant to the Offer”. However, as the legislative basis of this treatment may be uncertain, there is a risk that all or part of such amounts paid to a dissenting Resident Shareholder could be treated as a deemed dividend. Dissenting Resident Shareholders should consult with their own tax advisors in this regard.

Any interest awarded to a dissenting Resident Shareholder by a court must be included in computing the Resident Shareholder’s income for purposes of the Tax Act.

As an alternative to the amalgamation discussed herein, the Offeror may propose a Subsequent Acquisition Transaction to be effected by a capital reorganization, share consolidation, statutory arrangement or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under the Offer or an amalgamation involving Equinox, and will depend on the particular form and circumstances of such alternative transaction. No view is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Qualified Investment – Potential Delisting

As described under Section 8 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and CDIs and Status as a Reporting Issuer”, the Shares may cease to be listed on the TSX following the completion of the Offer. Resident Shareholders are cautioned that if the Shares are not listed on a designated stock exchange (which presently includes the TSX) and Equinox ceases to be a public corporation for purposes of the Tax Act, the Shares may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plan, deferred profit sharing plans and tax-free savings accounts at the time of the disposition pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a beneficial holder of Shares who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Offeror or Equinox, holds the Shares as capital property and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Shares generally will be considered to be capital property to a Shareholder unless the Shareholder holds such Shares in the course of carrying on a business or acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

Disposition of Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Shareholder who disposes of Shares pursuant to the Offer, a Compulsory Acquisition or as a result of exercising its right to dissent under a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Shareholders Resident in Canada – Sale Pursuant to the Offer”. A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Shares constitute “taxable Canadian property” to such Non-Resident Shareholder and such gain is not exempt from taxation under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, a Share will not constitute “taxable Canadian property” to a Non-Resident Shareholder at the time it is disposed of, provided that such Share is then listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) unless at any time during the 60-month period that ends at the disposition (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Equinox, and (ii) more than 50% of the fair market value of the Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

See “Delisting of Shares following Completion of the Offer” below, in the case where Shares are delisted prior to a Compulsory Acquisition.

Even if the Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain resulting from the disposition of the Shares may be exempt from tax under the Tax Act under the terms of an income tax convention between Canada and the country in which the Non-Resident Shareholder resides.

Non-Resident Shareholders whose Shares may constitute taxable Canadian property should consult their tax advisors regarding the availability of any relief under an applicable income tax convention.

In the event that Shares constitute taxable Canadian property to the Non-Resident Shareholder and the capital gain realized on a disposition of the Shares is not exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention, the tax consequences as described above under “Shareholders Resident in Canada – Sale Pursuant to the Offer” will generally apply. A Non-Resident Shareholder who disposes of taxable Canadian property should consult its own tax advisors regarding any resulting Canadian reporting requirements.

Any interest awarded by a court and paid or credited to a Non-Resident Shareholder that exercises its right to dissent under a Compulsory Acquisition will generally not be subject to Canadian withholding tax.

Subsequent Acquisition Transaction

As described under Section 14 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, the Offeror reserves the right to use all reasonable efforts to acquire the balance of Shares not acquired pursuant to the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transaction. The Canadian federal income tax consequences under the Tax Act of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See “Delisting of Shares following Completion of the Offer” below, in the case where Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under “Shareholders Resident in Canada – Subsequent Acquisition Transaction”. Capital gains and capital losses realized by a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction will be subject to taxation as described under “Shareholders Not Resident in Canada – Disposition of Shares Pursuant to the Offer or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding under the provisions of an applicable income tax convention. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Any interest paid or credited to a Non-Resident Shareholder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax.

Delisting of Shares following Completion of the Offer

As described under Section 8 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and CDIs and Status as a Reporting Issuer”, the Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on any such exchange at the time of their disposition pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable. Non-Resident Shareholders are cautioned that if the Shares are not listed on a designated stock exchange (which currently includes TSX) at the time they are disposed of and at any time during the 60-month period that ends at that time, more than 50% of the fair market value of the Share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, such properties (whether or not such property exists):

(a)	the Shares will generally be taxable Canadian property for Non-Resident Shareholders;

(b)	Non-Resident Shareholders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless such gain is exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention, as described above);

(c)	Non-Resident Shareholders may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs regardless of whether the Non-Resident Shareholder is liable to Canadian tax on any gain realized as a result thereof; and

(d)	the notification and withholding provisions of section 116 of the Tax Act may apply to Non-Resident Shareholders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Shareholder in respect of the acquisition of Shares.

Non-Resident Shareholders should consult their own tax advisors with respect to the consequences of the delisting of the Shares.

17.	Certain United States Income Tax Considerations

UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS TAKE-OVER BID CIRCULAR OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

In the opinion of Sullivan & Cromwell LLP, U.S. counsel to the Offeror, the following is a summary of certain United States federal income tax consequences generally applicable to a sale of Shares by a U.S. Holder (as defined below) who owns Shares as capital assets and who tenders and sells such Shares to the Offeror pursuant to the Offer, a Compulsory Acquisition, or a Subsequent Acquisition Transaction (collectively referred to in this Section as the “Offer”). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this summary does not cover United States alternative minimum tax considerations, any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences.

This summary does not discuss the United States federal income tax consequences of exercising or converting Options or any other rights exercisable, exchangeable or convertible for Shares. A holder of Options or any other rights exercisable, exchangeable or convertible for Shares should consult his, her or its own tax advisor with respect to the income tax consequences associated with the exercise, exchange or conversion of these securities.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis (including, without limitation, United States rates of taxation). U.S. Holders should note that no rulings have been or will be sought from the Internal Revenue Service with respect to any of the U.S. federal income tax matters discussed in this summary.

If a partnership holds the Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Shares should consult its tax advisor with regard to the United States federal income tax treatment of a sale of Shares pursuant to the Offer.

As used herein, a “U.S. Holder” means a holder of Shares, who is: a citizen, or an individual resident (as defined under United States tax laws), of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) if, in general, it was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and the term “U.S. Holder” does not include, persons subject to special provisions of United States federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. tax expatriates, persons that actually or constructively own 10% or more of Equinox’s voting stock, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold Shares as part of a straddle, hedging or a conversion transaction, and persons who acquired their Shares as compensation for services.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder and no opinion or representation with respect to the United States federal income tax consequences to any such holder is made. Accordingly, U.S. Holders of Shares should consult their own tax advisors about the United States federal, state, local, and foreign tax consequences of selling their Shares pursuant to the Offer.

Sale of Shares

A U.S. Holder’s sale of Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. Subject to the passive foreign investment company (“PFIC”) discussion below, gain or loss, if any, realized by a U.S. Holder on the sale of Shares generally will be subject to United States federal income taxation as a capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Shares, determined in U.S. dollars, and the U.S. dollar amount realized on the disposition. Capital gain of a non-corporate U.S. Holder on capital assets that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15%. Deductions for capital losses are subject to certain limitations.

PFIC Rules

U.S. Holders that sell their Shares pursuant to the Offer may be subject to rules different from the rules described above if Equinox is or was a PFIC for U.S. federal income tax purposes for any taxable year during which the U.S. Holder held the Shares (regardless of the extent of their ownership interest). In general, a non-U.S. corporation is considered a PFIC for any taxable year in which at least 75% or more of its gross income is “passive” income (such as rents, royalties, interest, dividends and the like), or at least 50% of the quarterly average value of its assets are attributable to “passive assets” (generally, assets that generate passive income). In addition, if a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If Equinox is or has been a PFIC during a U.S. Holder’s period of ownership of Shares, and such U.S. Holder has not made an election to treat Equinox as a “qualified electing fund” under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code, the U.S. Holder will be subject to special rules with respect to (a) any gain recognized on the sale or other taxable disposition of Shares and (b) any excess distribution paid on the Shares. Under these rules, any gain recognized on the sale of the Shares pursuant to the Offer generally must be ratably allocated to each day of a U.S. Holder’s holding period for the Shares. The amount of any such gain allocated to the taxable year of disposition and to years before Equinox became a PFIC, if any, will be taxed for U.S. federal income tax purposes as ordinary income. The amounts allocated to any other taxable year will be subject to U.S. federal income tax at the highest rate of tax applicable to ordinary income in each such year, and an interest charge will be imposed on the tax liability for each such year, calculated as if such tax liability had been due for each such year.

The PFIC rules are complex and fact-specific, and each U.S. Holder should consult his, her or its own legal counsel regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the U.S. Holder’s sale of Shares pursuant to the Offer.

Foreign Tax Credit

For United States foreign tax credit limitation purposes, amounts received by a U.S. Holder that are treated as capital gains generally will be treated as income from sources within the United States. For the purposes of calculating the foreign tax credit, the income to which such withholding tax relates would be “passive category income” or “general category income”. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

United States Backup Withholding and Information Reporting

Payments made with respect to the sale of Shares pursuant to the Offer generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), furnishes an incorrect U.S. taxpayer identification number or otherwise fails to comply with U.S. certification requirements. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, provided that such U.S. Holder furnishes required information to the IRS on a timely basis.

18.	Certain Australian Federal Income Tax Considerations

In this Section, a reference to Shares includes a reference to Shares and CDIs.

In the opinion of Clayton Utz, Australian counsel to the Offeror, the following is a general summary of certain Australian income tax consequences applicable to a sale of Shares pursuant to the Offer or pursuant to a Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction by a person who holds their Shares as capital assets. It is a summary of the Australian income tax consequences at the date of this Circular, all of which are subject to change, possibly with retroactive effect. It is not exhaustive, and in particular, does not deal with the position of all classes of holders of Shares, such as securities traders, or those persons who hold their Shares as revenue assets or as trading stock, or who acquired their interests in connection with their, or an associate’s, employment with Equinox or an associated company of Equinox.

This summary is for general information only and it is not intended to be, nor should it be construed to be, Australian legal or Australian tax advice to any particular holder of Shares and no opinion or representation with respect to the Australian income tax consequences of a sale of any Shares is made to any such holder. Accordingly, holders of Shares are urged to consult their professional advisers concerning the Australian income tax consequences which may arise for them from disposing of their Shares pursuant to the Offer or pursuant to a Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction, having regard to their particular circumstances.

Australian resident holders of Shares who hold their interests as capital assets

The sale of Shares pursuant to the Offer or pursuant to a Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction will constitute a disposal of the Shares and will give rise to “CGT event A1” for Australian capital gains tax purposes. The date of disposal for capital gains tax purposes will generally be the date that the Shares are taken up under the Offer, or the date that all terms are agreed between the holder of the Shares and the Offeror for the transfer of the Shares to the Offeror or one of its affiliates pursuant to a Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction. If for any reason the Offer is not taken up or no change of ownership occurs, no disposal will occur.

A holder of Shares who is an Australian resident for tax purposes and who holds their Shares as capital assets may make a capital gain or a capital loss from the disposal of their Shares. These amounts will be relevant in determining whether the holders of Shares is required to include a net capital gain in their assessable income for the year in which the Offer is taken up or their Shares are otherwise disposed of pursuant to a Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction.

In general, the capital gains and capital losses of a taxpayer are firstly aggregated to determine whether there is a net capital gain, which may then be reduced after taking into account any Australian Capital Gains Tax (“CGT”) discount available in respect of any remaining discount capital gains (as discussed below). The remaining net capital gain is included in assessable income. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset future capital gains.

Capital Gain

If the capital proceeds received by a holder of Shares from the disposal of those Shares exceeds the cost base of those Shares, a capital gain will arise.

The capital proceeds of the CGT event will be the cash paid by the Offeror under the Offer or the Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction.

Holders’ cost bases in their Shares will generally be the cost of acquisition plus any incidental costs of acquisition (such as brokerage and stamp duty). For those holders who acquired their Shares pursuant to the Scheme of Arrangement (as hereinafter defined) and who were eligible and elected for the scrip for scrip roll-over to apply, the cost base which those holders will have in their Shares should be determined by reasonably attributing to those interests the total cost base of the original shares they held in Equinox Resources Limited (now an Australian subsidiary of Equinox) which they exchanged for the Shares and for which those holders obtained a roll-over. For the purposes of this paragraph, “Scheme of Arrangement” means the scheme of arrangement under Australian law in 2004 whereby shares of Equinox Resources Limited were transferred to Equinox in exchange for common shares of Equinox pursuant thereto.

For holdings in the Shares held by individuals and trusts which were acquired at least 12 months before the date of disposal, the CGT discount may be available to reduce the amount of the gain included in the holder’s assessable income. Where the CGT discount is available to reduce a gain, such a gain is referred to as a ‘discount capital gain’.

The CGT discount percentage for a discount capital gain is 50% if the gain is made by an individual or trust (other than a complying superannuation entity) and 33 1/3% if the gain is made by a complying superannuation entity.

Any CGT discount percentage may only be applied to reduce a discount capital gain to the extent that a gain remains after deductions have been made for any current year or prior year unapplied capital losses.

Companies are not entitled to a CGT discount on the disposal of their Shares.

Capital Loss

If the capital proceeds received by a holder of Shares are less than the reduced cost base of the Shares, a capital loss will arise. Generally, the reduced cost base of Shares is the cost base of the Shares (discussed above) without any adjustment. As noted above, net capital losses cannot be used to reduce the other assessable income of a holder of Shares in the year the loss is realised but may be carried forward to offset future capital gains. Specific rules apply to holders of Shares who are companies or trusts which may limit their ability to offset capital losses in a current or later income year.

Non-resident holders of Shares who hold their interests as capital assets

A non-resident of Australia who holds Shares on capital account and who has not held the Shares at any time in carrying on a business through a permanent establishment in Australia should not be subject to Australian capital gains tax on the disposal of such Shares, provided that the Shares do not constitute indirect interests in Australian real property at the time of the disposal (that is, generally, that the market value of the Australian real property interests held directly or indirectly by Equinox is, at the time of disposal, less than the market value of the company’s other assets).

19.	Legal Matters

Certain Canadian legal matters on behalf of the Offeror and Barrick will be passed upon by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” have been provided by, Ogilvy Renault LLP, Canadian counsel to the Offeror and Barrick. Certain U.S. legal matters on behalf of the Offeror and Barrick will be passed upon by, and the opinions contained under “Certain United States Income Tax Considerations” have been provided by, Sullivan & Cromwell LLP, United States counsel to the Offeror and Barrick. Certain Australian legal matters on behalf of the Offeror and Barrick will be passed upon by, and the opinions contained under “Certain Australian Federal Income Tax Considerations” have been provided by, Clayton Utz, Australian counsel to the Offeror and Barrick.

20.	Depositary

Barrick and the Offeror have engaged Computershare Investor Services Inc. to act as the Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario, Canada specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario, Canada specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Shares. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities Laws and expenses in connection therewith.

21.	Australian Share Registry

Barrick and the Offeror will engage a company to act as Australian share registry (the “Australian Share Registry”) in connection with the Offer. The Australian Share Registry will be responsible for receiving and collating CDI Acceptances, liaising with CDI Holders in relation to the Offer and requesting the CDI Nominee to tender to the Offer the relevant number of Shares corresponding with CDI Acceptances. The name and contact information of the Australian Share Registry will be provided to CDI Holders.

22.	Information Agent

Barrick and the Offeror have engaged Georgeson Shareholder Communications Canada Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

23.	Financial Advisors, Dealer Managers and Soliciting Dealer Group

Barrick and the Offeror have engaged the services of Morgan Stanley & Co. Incorporated and RBC Capital Markets to act as financial advisors to Barrick and the Offeror with respect to the Offer.

Barrick and the Offeror have also engaged the services of RBC Dominion Securities Inc. and Morgan Stanley Canada Limited to act as Dealer Managers to assist the Offeror and to solicit acceptances of the Offer. The Dealer Managers will be reimbursed by the Offeror for their reasonable out-of-pocket expenses, and be indemnified against certain liabilities and expenses in connection with the Offer.

RBC Dominion Securities Inc. and Morgan Stanley Canada Limited intend to form a Soliciting Dealer Group comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada and will also solicit acceptances of the Offer in the United States, in the case of RBC Dominion Securities Inc., through its United States registered broker affiliate, RBC Capital Markets, LLC, and in the case of Morgan Stanley Canada Limited, through Morgan Stanley & Co. Incorporated. The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of Cdn.$0.06 for each Share deposited and taken up by the Offeror pursuant to the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than Cdn.$100 and not more than Cdn.$1,500, provided that at least 1,200 Shares are deposited per beneficial Shareholder. The Offeror will not pay any fee with respect to deposits of Shares held for a Dealer Manager or any Soliciting Dealer’s own account as principal. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit. If no Soliciting Dealer is specified in a Letter of Transmittal, no fee will be paid to a Soliciting Dealer in respect of the applicable Shares.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or make use of the services of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. However, a broker or other nominee through whom a Shareholder owns Shares may charge a fee to tender any such securities on behalf of the Shareholder. Shareholders should consult their investment advisors, stock brokers or other nominees to determine whether any charges will apply.

Except as set out herein, Barrick and the Offeror have not agreed to pay any fees or commissions to any investment advisor, stockbroker, dealer or other person for soliciting deposits of Shares under the Offer; provided that Barrick or the Offeror may make other arrangements with additional soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

24.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or a notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the boards of directors of the Offeror and Barrick.

CONSENT OF OGILVY RENAULT LLP

To:	The Directors of Barrick Canada Inc. and Barrick Gold Corporation

We hereby consent to the references to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated April 26, 2011 made by Barrick Canada Inc. to the holders of common shares of Equinox Minerals Limited.

Toronto, Ontario, Canada
April 26, 2011	/s/ Ogilvy Renault LLP

CONSENT OF SULLIVAN & CROMWELL LLP

To:	The Directors of Barrick Canada Inc. and Barrick Gold Corporation

We hereby consent to the references to our name and opinion contained under “Certain United States Income Tax Considerations” in the Circular accompanying the Offer dated April 26, 2011 made by Barrick Canada Inc. to the holders of common shares of Equinox Minerals Limited.

New York, New York, United States
April 26, 2011	/s/ Sullivan & Cromwell LLP

CONSENT OF CLAYTON UTZ

To:	The Directors of Barrick Canada Inc. and Barrick Gold Corporation

We hereby consent to the references to our name and opinion contained under “Certain Australian Federal Income Tax Considerations” in the Circular accompanying the Offer dated April 26, 2011 made by Barrick Canada Inc. to the holders of common shares of Equinox Minerals Limited.

Sydney, Australia
April 26, 2011	/s/ Clayton Utz

CERTIFICATE OF BARRICK CANADA INC.

Dated: April 26, 2011

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

/s/ KELVIN DUSHNISKY Chief Executive Officer	/s/ JAMIE SOKALSKY Chief Financial Officer

On behalf of the Board of Directors

/s/ CALVIN PON Director	/s/ SYBIL VEENMAN Director

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CERTIFICATE OF BARRICK GOLD CORPORATION

Dated: April 26, 2011

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

/s/	AARON REGENT	/s/	JAMIE SOKALSKY
	President & Chief Executive Officer		Executive Vice President & Chief Financial Officer

On behalf of the Board of Directors

/s/	PETER MUNK	/s/	C. WILLIAM D. BIRCHALL
	Director		Director

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The Depositary for the Offer Is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 7021 31 Adelaide St E Toronto, Ontario M5C 3H2	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

E-Mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Georgeson Shareholder Communications Canada Inc.

North American Toll Free: 1-866-656-3731

Australia Toll Free: 1300-572-080

Overseas: +61 3 9415 4318

International Collect (outside North America): 1-781-575-2168

E-Mail: askus@georgeson.com

The Dealer Managers for the Offer are:

In Canada:		In the United States:
RBC Dominion Securities Inc.	Morgan Stanley Canada Limited	Morgan Stanley & Co. Incorporated	RBC Capital Markets, LLC

200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7	Suite 3700, 181 Bay Street Toronto, Ontario M5J 2T3	1585 Broadway New York, New York 10036	3 World Financial Center 200 Vesey Street New York, New York 10281

Toll Free (North America): 1-866-274-5613 Overseas: (416) 842-5596	Toll Free (North America): 1-866-880-5071 International Collect (outside North America): 212-761-3001	Toll Free (North America): 1-866-880-5071 International Collect (outside North America): 212-761-3001	Toll Free (North America): 1-866-274-5613